SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

FEDERAL GOVERNMENT - PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY REPORT	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date – 06/30/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01462-1	2 - COMPANY’S NAME NET SERVICOS DE COMUNICAÇÃO S.A.	3 - CNPJ 00.108.786/0001-65
4 – NIRE 35300177240

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Verbo Divino, 1356 - 1º andar parte			2 - BOROUGH OR DISTRICT Santo Amaro
3 - ZIP CODE 04719-002	4 - CITY São Paulo			5 - UF SP
6 - AREA CODE 011	7 - TELEPHONE 2111-2606	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 011	12 – FAX 2111-2780	13 - FAX -	14 - FAX -
15 - E-MAIL ri@netservicos.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 – NAME João Adalberto Elek Junior
2 – FULL ADDRESS Rua Verbo Divino, 1356 - 1º Andar			3 - BOROUGH OR DISTRICT Santo Amaro
4 - ZIP CODE 04719-002	5 – CITY São Paulo			6 - UF SP
7 - AREA CODE 011	8 - TELEPHONE 2111-2606	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2111-2780	14 - FAX -	15 - FAX -
16 - E-MAIL joao.elek@netservicos.com.br

01.04 – REFERENCE /AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2009	12/31/2009	2	04/01/2009	06/30/2009	1	01/01/2009	03/31/2009
9 – AUDITOR’S NAME/ BUSINESS NAME Ernst & Young Auditores Independentes S/S					10 - CVM CODE 00471-5
11 – PARTNER RESPONSIBLE Benedito Alfredo Baddini Blanc					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF PARTNER RESPONSIBLE 964.173.908-53

01.05 - CAPITAL COMPOSITION

Number of Shares (thousand)	1 - CURRENT QUARTER 06/30/2009	2 - PRIOR QUARTER 03/31/2009	3 - SAME QUARTER PRIOR YEAR 06/30/2008
Paid-up Capital
1 – COMMON	114,460	114,460	113,051
2 – PREFERRED	228,504	228,504	225,688
3 – TOTAL	342,964	342,964	338,739
Treasury Stock
4 – COMMON	0	0	0
5 – PREFERRED	0	0	0
6 – TOTAL	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 – SITUATION Operating
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE 3130
5 - MAIN ACTIVITY Pay-TV service provider
6 - TYPE OF CONSOLIDATION Total
7 – TYPE OF AUDIT REPORT Clean opinion

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 - NAME

01.08 – CASH EARNINGS VOTED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - PAYMENT BEGINNING	6 - TYPE OF SHARE	7 – AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK AMOUNT (In thousand reais)	4 - AMOUNT OF THE CHANGE (In thousand reais)	5 – NATURE OF THE CHANGE	6 - NUMBER OF SHARE ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)
01	02/10/2009	5,612,243	58,974	Additional-paid-in capital	4,224	13.960000000

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE

02.01 - Balance sheets (In thousands of Reais)

		Parent Company
Account	Description	06/30/2009	03/31/2009
1	Total Assets	4,754,267	4,662,556
1.01	Current Assets	326,063	382,753
1.01.01	Cash and Cash Equivalents	168,855	170,754
1.01.01.01	Cash	29,320	7,079
1.01.01.02	Cash Equivalents	139,535	163,675
1.01.02	Accounts Receivable	27,771	25,039
1.01.02.01	Customers	9,665	9,030
1.01.02.01.01	Trade Accounts Receivable	21,213	19,858
1.01.02.01.02	Allowance for Doubtful Accounts Receivable	(1,958)	(1,486)
1.01.02.01.03	Deferred Revenues	(9,590)	(9,342)
1.01.02.02	Several Credits	18,106	16,009
1.01.02.02.01	Related Parties	18,106	16,009
1.01.03	Inventories	2,296	1,727
1.01.04	Others	127,141	185,233
1.01.04.01	Recoverable Taxes	3,430	1,828
1.01.04.02	Prepaid Expenses	3,330	2,596
1.01.04.03	Other Current Assets	1,464	4,102
1.01.04.04	Programming Receivables from Subsidiaries	68,854	69,438
1.01.04.05	Interest on Shareholder’s Equity Capital	50,063	107,269
1.02	Non - Current Assets	4,428,204	4,279,803
1.02.01	Several non - Current Assets	61,775	73,481
1.02.01.01	Several Credits	11,731	11,799
1.02.01.01.01	Judicial Deposits	11,731	11,799
1.02.01.01.02	Prepaid Expenses	-	-
1.02.01.02	Credits with Subsidiaries	22,993	30,915
1.02.01.02.01	Credits with Subsidiaries	2,305	22,489
1.02.01.02.02	Credits with Subsidiaries	20,688	8,426
1.02.01.02.03	Credits with Others Subsidiaries	-	-
1.02.01.03	Others	27,051	30,767
1.02.01.03.01	Recoverable Taxes	26,992	30,735
1.02.01.03.02	Other Current Assets	59	32
1.02.01.03.03	Accounts Receivables – Sale of Investments	-	-
1.02.02	Fixed Assets	4,366,429	4,206,322
1.02.02.01	Investments	2,239,695	2,184,794
1.02.02.01.01	Investments in Subsidiaries	-	-
1.02.02.01.02	Investments in Subsidiaries – Goodwill	-	-
1.02.02.01.03	Participation on Subsidiaries	2,205,133	2,157,693
1.02.02.01.04	Participation on Subsidiaries – Goodwill	-	-
1.02.02.01.05	Other Investments	34,562	27,101
1.02.02.02	Property, Plant and Equipment	101,896	82,786
1.02.02.03	Intangible	2,024,838	1,938,742
1.02.02.04	Deferred Charges	-	-

02.02 - Balance sheets (In thousands of Reais)

		Parent Company
Account	Description	06/30/2009	03/31/2009
2	Total Liabilities	4,754,267	4,662,556
2.01	Current Liabilities	273,252	246,734
2.01.01	Loans and Financing	10,650	22,416
2.01.02	Debentures	3,898	23,926
2.01.03	Accounts Payable – Suppliers	87,992	86,033
2.01.04	Taxes and Contributions Payable	7,322	8,331
2.01.04.01	Sales Tax Payable	5,662	7,204
2.01.04.02	Income Tax Payable	1,660	1,127
2.01.05	Dividends Payable	-	-
2.01.06	Provisions	31,853	30,804
2.01.06.01	Payroll and Related Charges	31,853	30,804
2.01.07	Related Parties	54,893	68,108
2.01.08	Others	76,644	7,116
2.01.08.01	Accounts Payable Copyright - ECAD	2,460	1,357
2.01.08.02	Accounts Payable – Company acquisition	-	-
2.01.08.03	Accounts and Expenses Payable	18,803	5,759
2.01.08.04	Accounts payable - Swap	55,381	-
2.02	Non Current Liabilities	1,626,275	1,690,879
2.02.01	Long-Term Liability	1,626,275	1,690,879
2.02.01.01	Loans and Financing	685,195	812,332
2.02.01.02	Debentures	578,009	577,865
2.02.01.03	Provisions	-	-
2.02.01.03.01	Programming Payable	-	-
2.02.01.04	Related Parties	33,889	1,785
2.02.01.04.01	Credits with Subsidiaries	2,146	301
2.02.01.04.02	Related Parties – Shareholders	-	-
2.02.01.04.03	Related Parties – Subsidiaries	31,743	1,484
2.02.01.04.04	Related Parties – Subsidiaries	-	-
2.02.01.05	Advance for Future Capital Increase	-	-
2.02.01.06	Others	329,182	298,897
2.02.01.06.01	Fiscal Obligations and Other Taxes Payable	-	-
2.02.01.06.02	Provision for Contingencies	292,114	270,041
2.02.01.06.03	Deferred Income Taxes	-	-
2.02.01.06.04	deferred income	3,579	3,015
2.02.01.06.05	Provisions and Other Accounts Payable	33,489	25,841
2.03	Deferred Income	-	-
2.05	Shareholders Equity	2,854,740	2,724,943
2.05.01	Capital	5,599,320	5,599,320
2.05.02	Capital Reserve	153,168	153,168
2.05.02.01	Special Goodwill Reserve	89,521	89,521
2.05.02.02	Premium Debentures Issue	54,945	54,945

Parent Company
Account	Description	06/30/2009	03/31/2009
2.05.02.03	Goodwill on Issue of Debentures	8,702	8,702
2.05.03	Revaluation Reserve	-	-
2.05.03.01	Own Assets	-	-
2.05.03.02	Subsidiary/ Associated Company	-	-
2.05.04	Profit Reserves	-	-
2.05.04.01	Legal Reserve	-	-
2.05.04.02	Statutory Reserve	-	-
2.05.04.03	Contingencies Reserve	-	-
2.05.04.04	Unrealized Profits	-	-
2.05.04.05	Retained Earnings	-	-
2.05.04.06	Special Reserve for Undistributed Dividends	-	-
2.05.04.07	Other Profit Reserves	-	-
2.05.05	Adjustments Evaluation Equity	-	-
2.05.05.01	Marketable Securities Adjustments	-	-
2.05.05.02	Cumulative Translation Adjustments	-	-
2.05.05.03	Business Combination Adjustments	-	-
2.05.06	Retained Earnings/ Accumulated Losses	(2,897,748)	(3,027,545)
2.05.07	Advance for Future Capital Increase	-	-

03.01 – Statements of Income Years ended June 30, 2009 and 2008
(In thousands of Reais)

		Parent Company
Account	Description	04/01/2009 thru 06/30/2009	01/01/2009 thru 06/30/2009	04/01/2008 thru 06/30/2008	01/01/2008 thru 06/30/2008
3.01	Gross Revenue	92,276	188,120	16,329	89,395
3.02	Taxes and Other Revenue Deductions	(19,213)	(35,104)	(2,800)	(13,212)
3.03	Net Revenues	73,063	153,016	13,529	76,183
3.04	Cost Services	(30,822)	(45,182)	(7,099)	(7,099)
3.05	Gross Profit	42,241	107,834	6,430	69,084
3.06	Operating Expenses / Income	87,558	103,511	21,682	(6,986)
3.06.01	Selling Expenses	(16,676)	(32,181)	(1,298)	(1,298)
3.06.02	General and Administrative	(18,469)	(52,388)	(46,304)	(96,450)
3.06.02.01	General and Administrative Expenses	(12,537)	(40,857)	(41,124)	(86,220)
3.06.02.02	Depreciation and Amortization	(5,932)	(11,531)	(5,180)	(10,230)
3.06.03	Financial	26,596	1,081	(11,003)	(24,159)
3.06.03.01	Financial Income	4,094	10,804	4,472	9,135
3.06.03.02	Financial Expense	22,502	(9,723)	(15,475)	(33,294)
3.06.04	Other Operating Income	-	-	-	-
3.06.05	Other Operating Expense	(1,915)	(3,169)	(30,771)	(61,731)
3.06.05.01	Goodwill and Investments Amortization	(431)	(1,143)	(30,481)	(60,988)
3.06.05.02	Other	(1,484)	(2,026)	(290)	(743)
3.06.06	Equity on Investees	98,022	190,168	111,058	176,652
3.07	Operating Income	129,799	211,345	28,112	62,098
3.08	Non Operating Income/(Losses)	-	-	-	-
3.08.01	Non Operating Income	-	-	-	-
3.08.02	Non Operating Losses	-	-	-	-
3.09	Income Before Income Tax	129,799	211,345	28,112	62,098
3.10	Income Tax Expenses	(2)	(2)	45	-
3.11	Deferred Income Taxes	-	-	-	-
3.12	Participations/Contributions of Profit	-	-	-	-
3.12.01	Participation	-	-	-	-
3.12.02	Contribution	-	-	-	-
3.13	Reversal of Interest on Shareholders’ Equity	-	-	-	-
3.15	Net Income (Loss) for the Year	129,797	211,343	28,157	62,098
	Numbers of Shares (Thousands)	342,964	342,964	338,739	338,739
	Earnings per Share ( Reais )	0.37846	0.61623	0.08312	0.18332
	Loss per Share ( Reais )

04.01 Statements of Cash Flows

		Parent Company
Account	Description	04/01/2009 thru 06/30/2009	01/01/2009 thru 06/30/2009	04/01/2008 thru 06/30/2008	01/01/2008 thru 06/30/2008
4.01	Net cash provided by operating activities	132,469	163,094	21,831	34,969
4.01.01	Cash generated in operations	18,604	42,823	(34,029)	(14,015)
4.01.01.01	Net income (loss) for the year	129,797	211,343	28,157	62,098
4.01.01.02	Equity on Investees	(98,022)	(190,168)	(111,058)	(176,652)
4.01.01.03	Interest expense and Exchange Variance/ Net Monetary	(125,917)	(131,391)	(21,871)	(22,302)
4.01.01.04	Loan interest expense	32,894	71,002	24,612	47,566
4.01.01.05	Gain/(loss) hedge instruments	69,503	64,689	12,467	11,534
4.01.01.06	Capital loss in investments	-	-	-	-
4.01.01.07	Depreciation and amortization	9,972	17,626	36,319	71,876
4.01.01.08	Interest Own Share No Settled	-	-	-	-
4.01.01.09	Minority interest	-	-	-	-
4.01.01.10	Deferred income taxes	-	-	-	-
4.01.01.11	Write off and disposal of assets, net	88	133	265	272
4.01.01.12	Provision for Contingencies	289	(411)	(2,920)	(8,407)
4.01.02	Variations in assets and liabilities	113,865	120,271	55,860	48,984
4.01.02.01	(Increase) decrease in receivables	582	(4,516)	-	-
4.01.02.02	(Increase) decrease in inventory and other receivables	122	197	90	90
4.01.02.03	(Increase) decrease in recoverable taxes	2,710	5,753	(2,669)	(3,062)
4.01.02.04	Decrease receivable dividends	-	-	-	-
4.01.02.05	(Increase) decrease in other assets	199,231	248,560	29,281	29,467
4.01.02.06	(Increase) decrease prepaid expenses	(728)	(2,001)	(4,314)	(11,869)
4.01.02.07	(Increase) decrease suppliers and programmers	837	(20,482)	5,206	59
4.01.02.08	Increase (decrease) in fiscal obligations	(2,030)	(5,098)	(139)	(52)
4.01.02.09	(Increase) decrease payroll and related charges	8,182	(6,880)	26,825	29,487
4.01.02.10	(Increase) decrease provision and other accounts payable	(95,041)	(95,262)	1,580	4,864
4.01.03	Others	-	-	-	-
4.02	Net cash used in investing activities	(101,364)	(140,124)	(8,868)	(4,478)
4.02.01	Investments acquisition	(94,624)	(154,748)	-	(927)
4.02.02	Acquisition fixed assets, intangible and deferred charges	(24,348)	(27,868)	(8,876)	(10,388)
4.02.03	Sale permanent assets	1	1	8	17
4.02.04	Net cash acquired from acquisition of subsidiaries	17,607	42,491	-	6,820
4.03	Net cash provided in financing activities	(33,004)	(43,444)	280,213	272,160
4.03.01	Addition loans and financing	619	790	-	-
4.03.02	Payments loans and financing	(65,362)	(74,516)	(39,198)	(45,935)
4.03.03	Addition Related Parties	263,648	429,687	397,695	534,376
4.03.04	Payments related parties	(231,909)	(399,405)	(78,284)	(216,281)
4.03.05	Capital increase and goodwill share issued	-	-	-	-
4.04	Exchange rate on cash and cash equivalents	-	-	-	-
4.05	Increase (decrease) of cash and cash equivalents	(1,899)	(20,474)	293,176	302,651
4.05.01	Cash and cash equivalents at beginning of the year	170,754	189,329	94,961	85,486
4.05.02	Cash and cash equivalents at end of the year	168,855	168,855	388,137	388,137

05.01 STATEMENTS OF STOCKHOLDERS’ EQUITY 04/01/2009 06/30/2009

Parent Company
Account	Description	Capital	Capital Reserve	Revaluation Reserve	Profit Reserves	Retained Earnings/ Accumulated Losses	Adjustments Evaluation Equity	Shareholders Equity
5.01	Balance begining	5,599,320	153,168	-	-	(3,027,545)	-	2,724,943
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Balance adjusted	5,599,320	153,168	-	-	(3,027,545)	-	2,724,943
5.04	Gain / Loss Period	-	-	-	-	129,797	-	129,797
5.05	Destinations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest own share	-	-	-	-	-	-	-
5.05.03	other destinations	-	-	-	-	-	-	-
5.06	Realization profits reserve	-	-	-	-	-	-	-
5.07	Adjustments Evaluation Equity	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Cumulative Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease stockholders	-	-	-	-	-	-	-
5.09	Computation/Realization Capital Reserve	-	-	-	-	-	-	-
5.10	Treasury stocks	-	-	-	-	-	-	-
5.11	Other capital transaction	-	-	-	-	-	-	-
5.12	Others	-	-	-	-	-	-	-
5.13	closing balance	5,599,320	153,168	-	-	(2,897,748)	-	2,854,740

Parent Company
Account	Description	Capital	Capital Reserve	Revaluation Reserve	Profit Reserves	Retained Earnings/ Accumulated Losses	Adjustments Evaluation Equity	Shareholders Equity
5.01	Balance begining	5,540,346	212,142	-	-	(3,109,091)	-	2,643,397
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Balance adjusted	5,540,346	212,142	-	-	(3,109,091)	-	2,643,397
5.04	Gain / Loss Period	-	-	-	-	211,343	-	211,343
5.05	Destinations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest own share	-	-	-	-	-	-	-
5.05.03	other destinations	-	-	-	-	-	-	-
5.06	Realization profits reserve	58,974	(58,974)	-	-	-	-	-
5.07	Adjustments Evaluation Equity	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Cumulative Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease stockholders	-	-	-	-	-	-	-
5.09	Computation/Realization Capital Reserve	-	-	-	-	-	-	-
5.10	Treasury stocks	-	-	-	-	-	-	-
5.11	Other capital transaction	-	-	-	-	-	-	-
5.12	Others	-	-	-	-	-	-	-
5.13	closing balance	5,599,320	153,168	-	-	(2,897,748)	-	2,854,740

02.01 - Balance sheets (In thousands of Reais)

		Consolidated
Account	Description	06/30/2009	03/31/2009
1	Total Assets	6,152,080	6,003,998
1.01	Current Assets	984,635	1,038,091
1.01.01	Cash and Cash Equivalents	536,991	638,461
1.01.01.01	Cash	119,293	122,025
1.01.01.02	Cash Equivalents	417,698	516,436
1.01.02	Accounts Receivable	201,082	202,364
1.01.02.01	Customers	185,855	172,603
1.01.02.01.01	Trade Accounts Receivable	442,465	416,885
1.01.02.01.02	Allowance for Doubtful Accounts Receivable	(52,137)	(47,079)
1.01.02.01.03	Deferred Revenues	(204,473)	(197,203)
1.01.02.02	Several Credits	15,227	29,761
1.01.02.02.01	Related Parties	15,227	29,761
1.01.03	Inventories	53,909	57,739
1.01.04	Others	192,653	139,527
1.01.04.01	Recoverable Taxes	149,133	97,965
1.01.04.02	Prepaid Expenses	29,262	26,686
1.01.04.03	Other Current Assets	14,258	14,876
1.01.04.04	Programming Receivables from Subsidiaries	-	-
1.01.04.05	Interest on Shareholder’s Equity Capital	-	-
1.02	Non - Current Assets	5,167,445	4,965,907
1.02.01	Several non - Current Assets	388,868	413,054
1.02.01.01	Several Credits	21,729	24,465
1.02.01.01.01	Judicial Deposits	20,917	23,627
1.02.01.01.02	Prepaid Expenses	812	838
1.02.01.02	Credits with Subsidiaries	-	-
1.02.01.02.01	Credits with Subsidiaries	-	-
1.02.01.02.02	Credits with Subsidiaries	-	-
1.02.01.02.03	Credits with Others Subsidiaries	-	-
1.02.01.03	Others	367,139	388,589
1.02.01.03.01	Recoverable Taxes	363,487	384,668
1.02.01.03.02	Other Current Assets	3,652	3,921
1.02.01.03.03	Accounts Receivables – Sale of Investments	-	-
1.02.02	Fixed Assets	4,778,577	4,552,853
1.02.02.01	Investments	2,498	2,711
1.02.02.01.01	Investments in Subsidiaries	-	-
1.02.02.01.02	Participation on Subsidiaries	-	-
1.02.02.01.03	Other Investments	2,498	2,711
1.02.02.01.06	Investment in subsidiary company - Goodwill	-	-
1.02.02.02	Property, Plant and Equipment	2,507,666	2,364,090
1.02.02.03	Intangible	2,265,454	2,182,606
1.02.02.04	Deferred Charges	2,959	3,446

		Consolidated
Account	Description	06/30/2009	03/31/2009
2	Total Liabilities	6,152,080	6,003,998
2.01	Current Liabilities	873,342	790,194
2.01.01	Loans and Financing	64,329	75,406
2.01.02	Debentures	3,898	23,926
2.01.03	Accounts Payable – Suppliers	362,320	374,452
2.01.04	Taxes and Contributions Payable	172,177	132,581
2.01.04.01	Sales Tax Payable	104,266	105,354
2.01.04.02	Income Tax Payable	67,911	27,227
2.01.05	Dividends Payable	-	-
2.01.06	Provisions	127,988	103,499
2.01.06.01	Payroll and Related Charges	127,988	103,499
2.01.07	Related Parties	-	-
2.01.07.01	Stockholder Account Payable	-	-
2.01.07.02	Related Parties – Subsidiaries	-	-
2.01.08	Others	142,630	80,330
2.01.08.01	Accounts Payable Copyright - ECAD	51,330	49,060
2.01.08.02	Accounts Payable – Company acquisition	-	-
2.01.08.03	Accounts and Expenses Payable	35,919	31,270
2.01.08.04	accounts payable - Swap	55,381	-
2.02	Non Current Liabilities	2,423,998	2,488,861
2.02.01	Long-Term Liability	2,423,998	2,488,861
2.02.01.01	Loans and Financing	1,011,080	1,123,055
2.02.01.02	Debentures	578,009	577,865
2.02.01.03	Provisions	-	-
2.02.01.03.01	Programming Payable	-	-
2.02.01.04	Related Parties	-	-
2.02.01.04.01	Credits with Subsidiaries	-	-
2.02.01.04.02	Related Parties – Shareholders	-	-
2.02.01.04.03	Related Parties – Subsidiaries	-	-
2.02.01.04.04	Related Parties – Subsidiaries	-	-
2.02.01.05	Advance for Future Capital Increase	-	-
2.02.01.06	Others	834,909	787,941
2.02.01.06.01	Fiscal Obligations and Other Taxes Payable	-	-
2.02.01.06.02	Provision for Contingencies	689,144	656,307
2.02.01.06.03	Deferred Income Taxes	-	-
2.02.01.06.04	deferred income	105,895	100,523
2.02.01.06.05	Provisions and Other Accounts Payable	39,870	31,111
2.03	Deferred Income	-	-
2.04	Minority Shareholders'	-	-
2.05	Shareholders Equity	2,854,740	2,724,943
2.05.01	Capital	5,599,320	5,599,320

Consolidated
Account	Description	06/30/2009	03/31/2009
2.05.02	Capital Reserve	153,168	153,168
2.05.02.01	Special Goodwill Reserve	89,521	89,521
2.05.02.02	Premium Debentures Issue	54,945	54,945
2.05.02.03	Goodwill on Issue of Debentures	8,702	8,702
2.05.03	Revaluation Reserve	-	-
2.05.03.01	Own Assets	-	-
2.05.03.02	Subsidiary/ Associated Company	-	-
2.05.04	Profit Reserves	-	-
2.05.04.01	Legal Reserve	-	-
2.05.04.02	Statutory Reserve	-	-
2.05.04.03	Contingencies Reserve	-	-
2.05.04.04	Unrealized Profits	-	-
2.05.04.05	Retained Earnings	-	-
2.05.04.06	Special Reserve for Undistributed Dividends	-	-
2.05.04.07	Other Profit Reserves	-	-
2.05.05	Adjustments Evaluation Equity	-	-
2.05.05.01	Marketable Securities Adjustments	-	-
2.05.05.02	Cumulative Translation Adjustments	-	-
2.05.05.03	Business Combination Adjustments	-	-
2.05.06	Retained Earnings/ Accumulated Losses	(2,897,748)	(3,027,545)
2.05.07	Advance for Future Capital Increase	-	-

03.01 – Statements of Income Years ended June 30, 2009 and 2008 (In thousands of Reais)

		Consolidated
Account	Description	04/01/2009 thru 06/30/2009	01/01/2009 thru 06/30/2009	04/01/2008 thru 06/30/2008	01/01/2008 thru 06/30/2008
3.01	Gross Revenue	1,463,398	2,880,553	1,164,068	2,248,377
3.02	Taxes and Other Revenue Deductions	(362,257)	(697,199)	(272,937)	(527,744)
3.03	Net Revenues	1,101,141	2,183,354	891,131	1,720,633
3.04	Cost Services	(676,458)	(1,309,628)	(518,086)	(1,004,114)
3.05	Gross Profit	424,683	873,726	373,045	716,519
3.06	Operating Expenses / Income	(247,005)	(578,571)	(302,085)	(573,446)
3.06.01	Selling Expenses	(129,388)	(252,023)	(98,934)	(179,538)
3.06.02	General and Administrative	(137,656)	(287,712)	(141,074)	(277,749)
3.06.02.01	General and Administrative Expenses	(123,383)	(257,620)	(128,840)	(253,496)
3.06.02.02	Depreciation and Amortization	(14,273)	(30,092)	(12,234)	(24,253)
3.06.03	Financial	25,571	(6,771)	(8,797)	(21,818)
3.06.03.01	Financial Income	20,595	44,943	20,528	39,810
3.06.03.02	Financial Expense	4,976	(51,714)	(29,325)	(61,628)
3.06.04	Other Operating Income	-	-	-	-
3.06.05	Other Operating Expense	(5,532)	(32,065)	(53,280)	(94,341)
3.06.05.01	Goodwill and Investments Amortization	(431)	(1,143)	(38,091)	(76,206)
3.06.05.02	Other	(5,101)	(30,922)	(15,189)	(18,135)
3.06.06	Equity on Investees	-	-	-	-
3.07	Operating Income	177,678	295,155	70,960	143,073
3.08	Non Operating Income/(Losses)	-	-	-	-
3.08.01	Non Operating Income	-	-	-	-
3.08.02	Non Operating Losses	-	-	-	-
3.09	Income Before Income Tax	177,678	295,155	70,960	143,073
3.10	Income Tax Expenses	(40,311)	(66,632)	(26,707)	(39,984)
3.11	Deferred Income Taxes	(7,570)	(17,180)	(16,096)	(40,991)
3.12	Participations/Contributions of Profit	-	-	-	-
3.12.01	Participation	-	-	-	-
3.12.02	Contribution	-	-	-	-
3.13	Reversal of Interest on Shareholders’ Equity	-	-	-	-
3.14	Minority Shareholders'	-	-	-	-
3.15	Net Income (Loss) for the Year	129,797	211,343	28,157	62,098
	Numbers of Shares (Thousands)	342,964	342,964	338,739	338,739
	Earnings per Share ( Reais )	0.37846	0.61623	0.08312	0.18332
	Loss per Share ( Reais )

4.01 Statements of Cash Flows

		Consolidated
Account	Description	04/01/2009 thru 06/30/2009	01/01/2009 thru 06/30/2009	04/01/2008 thru 06/30/2008	01/01/2008 thru 06/30/2008
4.01	Net cash provided by operating activities	300,197	415,921	271,361	481,621
4.01.01	Cash generated in operations	275,754	564,473	220,458	426,414
4.01.01.01	Net income (loss) for the year	129,797	211,343	28,157	62,098
4.01.01.02	Equity on Investees	-	-	-	-
4.01.01.03	Interest expense and Exchange Variance/ Net Monetary	(121,400)	(120,454)	(17,507)	(12,531)
4.01.01.04	Loan interest expense	41,665	89,220	32,279	62,468
4.01.01.05	Gain/(loss) hedge instruments	69,503	64,689	12,467	11,534
4.01.01.06	Capital loss in investments	-	-	-	-
4.01.01.07	Depreciation and amortization	134,904	268,505	149,556	290,617
4.01.01.08	Interest Own Share No Settled	-	-	-	-
4.01.01.09	Minority interest	-	-	-	-
4.01.01.10	Deferred income taxes	7,570	17,180	16,096	40,991
4.01.01.11	Write off and disposal of assets, net	1,072	9,522	2,130	1,359
4.01.01.12	Provision for Contingencies	12,643	24,468	(2,720)	(30,122)
4.01.02	Variations in assets and liabilities	24,443	(148,552)	50,903	55,207
4.01.02.01	(Increase) decrease in receivables	(7,414)	(13,912)	(8,527)	(19,423)
4.01.02.02	(Increase) decrease in inventory and other receivables	4,061	8,079	3,487	4,954
4.01.02.03	(Increase) decrease in recoverable taxes	(36,491)	18,327	(14,145)	8,321
4.01.02.04	Decrease receivable dividends	-	-	-	-
4.01.02.05	(Increase) decrease in other assets	19,441	2,263	(25,876)	(27,196)
4.01.02.06	(Increase) decrease prepaid expenses	(2,550)	(4,828)	(4,827)	(11,833)
4.01.02.07	(Increase) decrease suppliers and programmers	(13,743)	(86,061)	2,725	(6,296)
4.01.02.08	Increase (decrease) in fiscal obligations	38,072	(22,162)	30,019	9,062
4.01.02.09	(Increase) decrease payroll and related charges	31,277	(19,922)	32,288	19,031
4.01.02.10	(Increase) decrease provision and other accounts payable	(8,210)	(30,336)	35,759	78,587
4.01.03	Others	-	-	-	-
4.02	Net cash used in investing activities	(343,890)	(557,790)	(195,497)	367,815)
4.02.01	Investments acquisition	(94,624)	(94,624)	-	(927)
4.02.02	Acquisition fixed assets, intangible and deferred charges	(250,481)	(464,683)	(195,035)	(367,290)
4.02.03	Sale permanent assets	431	733	(462)	402
4.02.04	Net cash acquired from acquisition of subsidiaries	784	784	-	-
4.03	Net cash provided in financing activities	(57,777)	(58,020)	289,073	283,565
4.03.01	Addition loans and financing	31,677	52,300	23,759	27,488
4.03.02	Payments loans and financing	(89,454)	(110,320)	(54,206)	(63,443)
4.03.03	Addition Related Parties	-	-	319,520	319,520
4.03.04	Payments related parties	-	-	-	-
4.03.05	Capital increase and goodwill share issued	-	-	-	-
4.04	Exchange rate on cash and cash equivalents	-	-	-	-
4.05	Increase (decrease) of cash and cash equivalents	(101,470)	(199,889)	364,937	397,371
4.05.01	Cash and cash equivalents at beginning of the year	638,461	736,880	602,040	569,606
4.05.02	Cash and cash equivalents at end of the year	536,991	536,991	966,977	966,977

05.01 STATEMENTS OF STOCKHOLDERS’ EQUITY 04/01/2009 06/30/2009

Parent Company
Account	Description	Capital	Capital Reserve	Revaluation Reserve	Profit Reserves	Retained Earnings/ Accumulated Losses	Adjustments Evaluation Equity	Shareholders Equity
5.01	Balance beginning	5,599,320	153,168	-	-	(3,027,545)	-	2,724,943
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Balance adjusted	5,599,320	153,168	-	-	(3,027,545)	-	2,724,943
5.04	Gain / Loss Period	-	-	-	-	129,797	-	129,797
5.05	Destinations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest own share	-	-	-	-	-	-	-
5.05.03	other destinations	-	-	-	-	-	-	-
5.06	Realization profits reserve	-	-	-	-	-	-	-
5.07	Adjustments Evaluation Equity	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Cumulative Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease stockholders	-	-	-	-	-	-	-
5.09	Computation/Realization Capital Reserve	-	-	-	-	-	-	-
5.10	Treasury stocks	-	-	-	-	-	-	-
5.11	Other capital transaction	-	-	-	-	-	-	-
5.12	Others	-	-	-	-	-	-	-
5.13	closing balance	5,599,320	153,168	-	-	(2,897,748)	-	2,854,740

05.01 STATEMENTS OF STOCKHOLDERS’ EQUITY 01/01/2009 06/30/2009

Parent Company
Account	Description	Capital	Capital Reserve	Revaluation Reserve	Profit Reserves	Retained Earnings/ Accumulated Losses	Adjustments Evaluation Equity	Shareholders Equity
5.01	Balance begining	5,540,346	212,142	-	-	(3,109,091)	-	2,643,397
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Balance adjusted	5,540,346	212,142	-	-	(3,109,091)	-	2,643,397
5.04	Gain / Loss Period	-	-	-	-	211,343	-	211,343
5.05	Destinations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest own share	-	-	-	-	-	-	-
5.05.03	other destinations	-	-	-	-	-	-	-
5.06	Realization profits reserve	58,974	(58,974)	-	-	-	-	-
5.07	Adjustments Evaluation Equity	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Cumulative Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease stockholders	-	-	-	-	-	-	-
5.09	Computation/Realization Capital Reserve	-	-	-	-	-	-	-
5.10	Treasury stocks	-	-	-	-	-	-	-
5.11	Other capital transaction	-	-	-	-	-	-	-
5.12	Others	-	-	-	-	-	-	-
5.13	closing balance	5,599,320	153,168	-	-	(2,897,748)	-	2,854,740

NET SERVIÇOS DE COMUNICAÇÃO S.A.	00.108.786/0001-65

06.01 NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Operational and financial context

Net Serviços de Comunicação S.A. (Company) is engaged in acting directly or acquire equity interest in the capital stock of other Companies who are engaged in the distribution of subscription television signals, in the provision of access to added value services, providing other telecommunication services, in any other type of signal distribution of any type, through its own network and on the production of its own local channels, as well as the direct acting on such activities. The Company is also engaged in providing all services to its subsidiaries within the context of corporate, administrative, financial and consultation support.

During the quarter ended on June 30, 2009, there were no changes in equity held in companies, except for the subsidiary 614 Telecomunicações Ltda. and its subsidiaries, 614 Interior Linha S.A., and TVC Oeste Paulista Ltda, that were absorbed with an asset base comprising the following:

	614	614	TVC Oeste
Assets	Telecommunications	Interior Linha	Paulista

Current Assets	924	6,804	12,852
Long-term Assets	-	4,656	168
Investments	28,731	-	-
Property, Plant and
Equipment	-	11,982	3,025
Intangible	14,232	40	34

Non-Current Assets	42,963	16,678	3,227

Total assets	43,887	23,482	16,079

Liabilities
Current liabilities	-	9,883	6,671
Non-current liabilities	23,234	14,502	9,100

Total assets	23,234	24,385	15,771

Net asset base	20,653	(903)	308

1. Operational and financial context - Continued

On May 29, 2009, the Brazilian telecommunications regulatory agency (Anatel) authorized the acquisition of shareholder control of ESC 90 Telecomunicações Ltda. (ESC 90), a major cable-TV and broadband service provider in the cities of Vitoria and Vila Velha, state of Espírito Santo. On June 30, 2009, NET concluded its acquisition of 100% of the quotas of this company, as detailed in Note 5.

On April 22, 2009, through Resolution No. 528, Anatel (regulatory agency) prohibited pay-television providers from charging subscribers for more than one outlet per household. The resolution states that only specific events, such as installation, repair of the internal network and of the converters and decoders of the signal or similar equipment could be charged by operators of cable TV. That resolution had no practical effect, since there is an injunction granted by the Federal Court of Brasilia, through the “Associação Brasileira de TV por Assinatura”, or the ABTA (The Brazilian Pay TV Association), allowing the Company to continue charging the additional outlets. The injunction was issued in June 2008, when the regulatory agency first attempted to prohibit the charge for more than one outlet per household through Resolution No 488. The rationale followed by the Federal Court of Brasilia in granting the injunction was that the Resolution No. 488 was not clear as to what is allowed to be charged by the pay TV companies.

In addition to having common and preferred shares at Bovespa, the Company holds preferred shares traded at NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company has also preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore also subject to the regulations of the Comisión Nacional del Mercado de Valores – CNMV, which are complied with on the basis of the existing requirements in Brazil and in the United States of America.

1. Operational and financial context - Continued

The Company signed an agreement with the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or Bovespa) to adopt differentiated corporate governance practices, thus becoming eligible for Level 2 listing, which was created to distinguish a select group of companies committing to differentiated corporate governance practices. The quarterly reporting data of the Company include the additional requirements of BOVESPA. Under the articles of incorporation of the Company, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of Law 6404/76, the standards published by National Monetary Council, the Central Bank of Brazil and the Securities Commission, the Regulations of the BOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BOVESPA (Arbitration clause).

Aiming at meeting needs for information on markets in which it operates, the Company prepares its quarterly reporting data in accordance with accounting principles generally accepted in the United States of America (USGAAP), which is disclosed at the same time as its corporate financial statements.

2. Preparation basis and presentation of the financial statements

Statements for the quarter were compiled on the basis of the same accounting practices as those used for the financial statements covering the period ended December 31, 2008, which must be read together with the quarterly information. Earnings for the semester ended on June 30, 2009 are not necessarily indicative of those to be expected for the full year 2009.

The Company's management authorized conclusion of the preparation of the three-month statements on July 21, 2009.

In accordance with CVM Ruling No. 565, of December 17, 2008, which approved the accounting pronouncement CPC 13 – Initial Adoption of Law No. 11638/07 and Provisional Measure No. 449/08, the Company determined the date of transition for the adoption of new accounting practices as December 31, 2007. On the initial adoption of Law No. 11638/07 and Provisional Measure No 449/08, there were no changes in accounting practices for which retrospective application would be required.

2. Preparation basis and presentation of the financial statements - Continued

The Company has adopted the procedure of periodically reviewing estimated useful economic life of its fixed assets in order to determine depreciation rates. However, due to the adoption of the technical pronouncement on accounting practices known as "CPC – 04 - Intangible Assets", the license concessions of the subsidiaries Vivax and BigTV, which were originally granted for a period of 15 years, renewable for equal and successive periods were reclassified to intangible assets with indefinite useful life, and their amortization ceased as of January 1, 2008. Therefore the original quarterly data for June 30, 2008, provided for comparison purposes, were adjusted for the purpose of inclusion in the quarterly reporting data for June 30, 2009, to reflect the reversion of the amortization of concessions as follows:

	06/30/2008

	Income for the period	Shareholder’s Equity

Pursuant to Law 11.638/07 and MP 449/08	62,098	2,800,501
End of amortization of concessions, net of income tax and social contribution tax (IR and CS)	(2,198)	(2,198)

Under the accounting practices in force in 2007	59,900	2,798,303

Additionally, due to Provisional Measure 449/08, the balance of R$1,425, under the "Non-operating income" item of June 30, 2008, was reclassified to the item "Other operating revenues and expenses", in order to ensure the adequacy and consistency with the current period.

Goodwill based on future profitability recognized by the Company was amortized until December 31, 2008. As of January 1, 2009, they have no longer been amortized and are submitted to impairment testing as determined by the “CPC 01- Statement on impaired assets”.

In 2009, will be issued new technical pronouncements on accounting practices pursuant to Law No. 11638/07. Management will continue to appraise the effects of future regulations for the Company's process of drawing up its financial statements.

2. Preparation basis and presentation of the financial statements - Continued

Differences in accounting practices between financial statements as compiled here and USGAAP

On June 30, 2009, the conciliation of corporate net income and shareholders equity with the quarterly information prepared in accordance with USGAAP is as shown below:

	06/30/2009

	Net income for	Shareholder’s
	the period	Equity

In accordance with Brazilian Corporation Law	211,343	2,854,740
Deferred Hook up charge revenue	(723)	(3,735)
Differences due to criteria in capitalizing expenses due to subscriber installations	(1,520)	32,627
Deferring incentives received by suppliers of programming	1,080	(3,335)
Differences due to criteria in determining paid on acquisitions of investments	(30,313)	520,262
Income tax	(864)	(242,959)
PP&E and deferred, including depreciation and amortization	3,085	(75,611)
Write-off of investments	451	(2,172)
Others	(1,807)	(2,546)

USGAAP	180,732	3,077,271

The nature of the main differences in accounting practices between the Company’s quarterly information and USGAAP is as follows:

Goodwill: In accordance with USGAAP, goodwill on business combinations is calculated after determining the fair value of all assets and liabilities it is not amortized and is tested for impairment at least annually.

Income tax: In accordance with USGAAP (SFAS 109 "Income Taxes"), tax on deferred income and social contribution must be recognized when there is a difference between the tax base and accounting base of assets and liabilities recorded in financial statements, except for the case of goodwill generated by combining business when tax on deferred income and social contribution must be recognized at the time of the actual tax benefit, reducing the balance of the goodwill generated on acquisition.

2. Preparation basis and presentation of the financial statements – Continued

Differences in accounting practices between financial statements as compiled here and USGAAP - Continuation

PP&E and deferred assets, including depreciation and amortization: The cost of property, plant and equipment assets in USGAAP differs from the cost determined by Brazilian Corporation Law because until 1997, Brazil was considered a high-inflation country and in accordance with USGAAP (SFAS 52 "Foreign Currency Translation"); purchases of non-monetary items on this period were converted at the historic dollar rate on the date of purchase, which is reflected in depreciation and amortization quotas. Additionally, assets acquired as part of the business combinations were recorded in USGAAP at their fair market value, while they remained at historical accounting value in corporate ledgers.

The consolidated quarterly reporting data includes information for Net Serviços de Comunicação S.A. and the companies in which the Company has shareholder control, directly or indirectly, whose fiscal reporting periods coincide with those of the controller company and accounting policies are uniform.

3. Cash and cash equivalents

	Controlling Company		Consolidated

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Cash and banks	29,320	7,079	119,293	122,025
Banking deposit certificates	56,770	109,694	79,002	172,060
Exclusive funds	82,765	53,981	-	-
Fixed-income investment funds	-	-	338,696	344,376

	168,855	170,754	536,991	638,461

Bank deposit certificates (CDBs) are remunerated at an average rate of 100% of the Interbank rate - CDI (9.11% in 2009). CDBs are issued by first-line banks with daily liquidity, guaranteed buyback, post fixed remuneration as a percentage of the CDI rate, have daily valuation, are registered with the CETIP clearing corporation and have immediate and total portability.

Investments in fixed-income investment funds are represented by shares in exclusive fixed-income investment funds whose assets are private bonds - mainly CDB - and government bonds - mainly LFT, LTN, NTNB, NTNF and NTNI.

4. Current and non–current deferred and recoverable taxes

	Controlling Company		Consolidated

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Recoverable taxes:
Income tax withheld at source	24,426	28,574	34,423	35,910
Recoverable federal taxes	5,180	3,496	62,724	33,718
Others	816	493	36,250	26,213

	30,422	32,563	133,397	95,841

Current	3,430	1,828	98,002	55,361
Non-current	26,992	30,735	35,395	40,480

Deferred taxes:
Income tax:
Tax losses	-	-	254,743	261,672
Temporary differences	-	-	18,242	15,736

	-	-	272,985	277,408

Social contribution:
Negative base	-	-	94,336	96,844
Temporary differences	-	-	6,585	5,629

	-	-	100,921	102,473

	-	-	373,906	379,881

Tax credits resulting from goodwill in
the corporation	-	-	5,317	6,911

	-	-	379,223	386,792

Current	-	-	51,131	42,604
Non-current	-	-	328,092	344,188

The estimated realization of deferred tax on tax losses, negative base for social contribution and temporary differences, submitted to and approved by the board of directors is as follows:

2009	56,401
2010	19,173
2011	41,126
2012	50,387
2013 to 2015	206,547
2016 to 2018	272

373,906

Tax credits corresponding to amortizable portions of taxable income short term were classified under “current assets”.

4. Current and non-current deferred and recoverable taxes - Continued

Estimates of recovery of tax credits are supported by projections of taxable income taking into account a number of financial and business assumptions at the end of 2008. The estimates may not materialize in the future due to the uncertainties inherent in forecasts. However, during the quarter ended June 30, 2009, there were no changes in business or the assumptions used in projections of recovery of tax credits, which provide the grounds for their recognition or imply the need to revise the estimates and recognition of all or part of the tax credits.

The Company has not recognized as assets in tax benefits related to tax losses, the negative base and temporary differences of certain subsidiaries, which should be absorbed in accordance with the Company's corporate restructuring plan. These benefits are recognized to the extent they are realized, while restructuring depends on regulatory approval or has not been affected.

The Company and its subsidiaries have tax losses and negative basis of social contribution for calculating taxable income, to offset 30% of annual taxable income without a period of prescription for the following amounts:

	06/30/2009			03/31/2009

	Income tax	Social contribution	Total	Income tax	Social contribution	Total

Consolidated	3,650,503	4,300,272	-	3,605,105	4,220,149	-
Tax credit	912,626	387,025	1,299,651	901,276	379,813	1,281,089
Recognized tax credit	(254,743)	(94,336)	(349,079)	(261,672)	(96,844)	(358,516)

Non-recognized tax credit	657,883	292,689	950,572	639,604	282,969	922,573

4. Current and non-current deferred and recoverable taxes - Continued

Reconciliation of income tax and social contribution expenses calculated by applying the tax rate combined with the costs charged to earnings is as follows:

	Controlling Company		Consolidated

	06/30/2009	06/30/2008	06/30/2009	30/06/2008

Income before income and social contribution taxes	211,345	62,098	295,155	143,073

Income tax and social contribution at the nominal rate of 34%	(71,857)	(21,113)	(100,353)	(48,645)

Permanent exclusions (additions):
Nondeductible expenses	(8,392)	(7,411)	(4,942)	(13,701)
Income tax and social contribution equity	64,657	60,062	-	-
Non-taxable revenues	8,374	-	12,702	123

Other reconciliation items:
Income tax and social contribution on tax losses and negative basis of the period, not constituted	(41,061)	(6,696)	(44,488)	(9,817)
Income tax and social contribution on temporary differences for the period not constituted	48,279	(24,842)	39,594	(23,260)
Compensation for tax losses and negative base from previous periods, not constituted in accounts	-	-	11,187	12,619

Others	(2)	-	2,488	1,706

Income tax and social contribution for the period	(2)	-	(83,812)	(80,975)

Effective tax rate	-	-	(28,39%)	(56,60%)

5. Investments

	Controlling Company		Consolidated

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Investments in subsidiaries and associated companies	2,206,275	2,157,693	-	-
Goodwill - over fair value of fixed assets (*)	31,076	24,545	-	-

	2,237,351	2,182,238	-	-
Other investments	2,344	2,556	2,498	2,711

	2,239,695	2,184,794	2,498	2,711

( * )Refers to the additional value of BigTV’s and Esc 90's fixed assets, subsidiaries acquired on December 29, 2008 and June 30, 2009 respectively. During the period ended on June 30, 2009, the value of R$ 1,143 was amortized.

5. Investments – Continued

Detailed information regarding the breakdown and transactions concerning investments as well as relevant information related to the subsidiaries are shown below:

a) Movement of investments and provisions for unsecured liabilities

Companies	Balances on 03/31/2009	Capital increase	Dividends	Addition (write- off) due to mergers or acquisitions	Equity	Balances on 06/30/2009

Investments in subsidiaries:
Net São Paulo Ltda.	747,108	-	(20,000)	-	35,415	762,523
Net Rio Ltda.	659,462	-	(110,000)	-	24,908	574,370
Net Anápolis Ltda.	2,710	-	-	-	(79)	2,631
Net Franca Ltda.	7,144	-	-	-	571	7,715
Net Recife Ltda.	5,732	-	-	-	(27)	5,705
Net Sul Comunicações Ltda.	286,073	-	-	-	14,333	300,406
Net São Carlos Ltda.	7,503	-	-	-	887	8,390
Net Indaiatuba Ltda.	3,912	-	-	-	247	4,159
Reyc Comércio e Participações Ltda.	45,141	-	-	-	4,685	49,826
Net Bauru Ltda.	11,045	-	-	-	891	11,936
Net Ribeirão Preto Ltda.	37,900	-	-	-	3,050	40,950
Televisão a Cabo Criciúma Ltda.	672	-	(478)	271	19	484
Net Campo Grande Ltda.	21,649	-	-	-	1,255	22,904
Net Goiânia Ltda.	35,247	-	-	-	1,978	37,225
Net São José do Rio Preto Ltda.	17,051	-	-	-	1,379	18,430
Net Sorocaba Ltda.	36,638	-	-	-	2,104	38,742
614 Telecomunicações Ltda. – BigTV	21,099	-	-	(20,654)	(445)	-
614 TVT Maceió S.A – BigTV (**)	9,027	-	-	9,131	597	18,755
614 TVT Joao Pessoa S.A – BigTV (**)	8,884	-	-	8,719	(2)	17,601
Vivax Ltda.	193,696	-	-	-	6,065	199,761
614 TVG Guarulhos S.A. – BigTV (**)	-	-	-	10,951	(534)	10,417
TV Jacarandá Ltda. – BigTV (**)	-	-	-	351	(111)	240
Net Arapongas Ltda. (***)	-	-	-	830	33	863
Net Londrina Ltda. (***)	-	-	-	13,970	215	14,185
Net Maringá Ltda. (***)	-	-	-	9,165	193	9,358
ESC 90 Telecomunicações Ltda.	-	-	-	30,564	-	30,564
Antenas Comunitárias Brasileira Ltda. (***)	-	-	-	17,578	420	17,998
TV a Cabo Guarapuava Ltda. – BigTV (**)	-	-	-	163	(26)	137

	2,157,693	-	(130,478)	81,039	98,021	2,206,275
Liability not covered ( * ) :
Horizon Line Brasil Ltda.	(13)	17	-	(5)	1	-

	2,157,680	17	(130,478)	81,034	98,022	2,206,275

(*)	These amounts are classified in the heading related parties classified in the non current liability, deducted from the corresponding subsidiary companies' receivables.
(**)	Additions refer to investments of 614 Telecomunicações Ltda., absorbed to the Company's base on April 30, 2009.
(***)	Refer to the indirect controlled companies absorbed by the Company on June 30, 2009, by their net assets.

5. Investments - Continued

b) Relevant Information related to subsidiaries

	06/30/2009

Companies	Quotas (thousand)	Shareholders Equity	Capital Stock	Income/ (Loss)	Investment	Effect on the Controlling Company Results

Subsidiaries:
Net São Paulo Ltda.	43,972	762,523	497,759	67,123	762,523	66,587
Net Rio Ltda.	31,877,481	574,370	318,775	54,666	574,370	54,666
Net Franca Ltda.	3,097,554	7,715	30,976	1,181	7,715	1,181
Net Recife Ltda.	2,675,720	5,705	26,757	49	5,705	49
Net São Carlos Ltda.	8,800	8,390	8,800	1,974	8,390	1,974
Net Indaiatuba Ltda.	782,055	4,159	7,821	551	4,159	551
Net Sul Comunicações Ltda.	65,552,565	300,406	655,526	31,509	300,406	31,509
Net Florianópolis Ltda ( * )	-	-	-	-	-	8,610
Reyc Comércio e Participações Ltda.	3,420	49,826	313,262	1	49,826	1,876
Net Bauru Ltda.	26,480	11,936	33,100	1,824	11,936	1,316
Net Ribeirão Preto Ltda.	8,204,797	40,950	82,048	5,847	40,950	4,206
Vivax Ltda.	47,819,366	199,761	478,194	15,378	199,761	15,378
TV a Cabo Criciúma Ltda.	128	484	320	92	484	57
614 Telecomunicações Ltda. ( * )	-	-	-	-	-	(5,855)
614 TVT Maceió S.A	7,545	18,755	19,294	(3,249)	18,755	(1,378)
614 TVP Joao Pessoa S.A	6,218	17,601	15,656	177	17,601	170
Net Anapolis Ltda.	1,861,833	2,631	18,618	(181)	2,631	(140)
Net Campo Grande Ltda.	2,821,010	22,904	28,210	2,659	22,904	1,731
Net Goiânia Ltda.	10,755,851	37,225	107,559	3,562	37,225	2,335
Net São José do Rio Preto Ltda.	6,119	18,430	32,430	2,896	18,430	1,967
Net Sorocaba Ltda.	39,043	38,742	49,194	4,863	38,742	3,187
614 TVG Guarulhos S.A.	4,529	10,417	50,430	(1,210)	10,417	(534)
TV Jacarandá Ltda.	10,858	240	10,858	184	240	(111)
TV a Cabo Guarapuava Ltda	1,756	137	1,756	65	137	(26)
Antenas Comunitárias Brasileira Ltda.	17,559	17,998	17,881	2,410	17,998	420
Net Arapongas Ltda.	69,255	863	693	156	863	33
Net Londrina Ltda.	1,341,960	14,185	13,420	766	14,185	215
Net Maringá Ltda.	747,926	9,358	7,479	570	9,358	193
ESC 90 Telecomunicações Ltda.	94,724	30,564	94,724	-	30,564	-

					2,206,275	190,167
Liabilities exposure:
Horizon Line Brasil Ltda. ( * )	-	-	-	-	-	1

					2,206,275	190,168

( * ) Companies absorbed in 2009.

5. Investments – Continued

ESC 90 Aquisition

On May 29, 2009, the Brazilian Telecommunications Regulatory Agency (Anatel) authorized the acquisition of 100% of quotas in ESC 90. The sum paid for acquisition of shareholder control of ESC90 was R$ 98,696, which exceeded its asset value by R$ 68,132, consisting of the difference between book value and market value for its fixed assets amounting to R$ 6,961 and goodwill based on expected future earnings in the amount of R$ 61,171. Management believes the benefits from the transaction include the possibility of growing revenue from pay-TV by its offering more attractive content, launching the digital-TV platform and strengthening the broadband Internet platform market covered by Esc 90. Management also believes that there will be medium term benefits through cost savings and operational and due to financial synergies, and for its competitive position in relation to current and future competitors.

The purchase price is subject to adjustments based on changes in ESC90's net working capital in the period from April 30, 2008 through June 30, 2009. Management's expectation is that any adjustment to the purchase price will be immaterial

The goodwill determined for the transaction will be deductible for tax purposes under the conditions set by current tax legislation.

The balance sheet of ESC 90, on June 30, 2009, is shown bellow:

BALANCE SHEET ON JUNE 30, 2009

ASSETS		LIABILITIES

Current Assets	9,223	Current liabilities	5,961

Long-term Assets	202	Non-current liabilities	16,407

Property, Plant and
Equipment	33,449	Shareholders Equity	30,564
Intangible	10,058

Non-Current Assets	43,709

Total assets	52,932	Total liabilities and Shareholder’s Equity	52,932

6. Property, Plant and Equipment

		Controlling Company

	Average annual depreciation rate - %
			Additions

		Balances on					Balances on
		03/31/2009	Additions	Incorporation	Write- offs	Transfers	06/30/2009

Signals distribution network

Network central	10	10,890	1,321	5,943	(10)	162	18,306
Data Center	20	5,706	1,004	529	-	48	7,287
External network	8.33	64,536	1,004	14,546	(63)	5,161	85,184
Internal network	8.33	7,320	131	-	(2)	14	7,463
Decoders	20	22,131	4	-	(58)	45	22,122
Digital decoders	20	10,486	740	-	(14)	138	11,350
Cable modem	20	3,288	59	20	(111)	101	3,357
Subscriber installations	16.67	33,035	2,149	3,682	-	-	38,866
Inventories to be used in property, plant and equipment	-	2,076	2,380	3,240	(55)	(960)	6,681

		159,468	8,792	27,960	(313)	4,709	200,616
Property, plant and equipment in own use
Software – Applications	33.33	5,962	20	5	-	(15)	5,972
Software – Corporate	20	(1)	-	-	-	1	-
Machinery and equipment	10	2,489	29	229	-	-	2,747
Furniture and fixtures	10	4,237	57	234	(3)	-	4,525
Installations	10	6,321	115	579	-	-	7,015
Improvements and buildings	4	1,602	-	642	-	-	2,244
Vehicles	20	458	-	122	-	-	580
Information technology equipment	33.33	31,711	411	601	(97)	(4,715)	27,911
Tools	20	1,161	134	406	-	3	1,704
Land/ Properties	-	56	-	332	-	-	388
Others	Several	2	-	-	-	121	123

		53,998	766	3,150	(100)	(4,605)	53,209

		213,466	9,558	31,110	(413)	104	253,825

Accumulated depreciation		(130,680)	(5,353)	(16,103)	324	(117)	(151,929)

		82,786	4,205	15,007	(89)	(13)	101,896

6. Property, Plant and Equipment - Continued

		Consolidated

	Average annual depreciation rate - %
			Additions

		Balance on		Aquisition of			Balance on
		03/31/2009	Additions	ESC 90	Write- offs	Transfers	06/30/2009

Signals distribution network
Network central	10	318,291	11,162	11,620	(388)	12,569	353,254
Data Center	20	184,238	19,064	1,256	-	4,251	208,809
External network	8.33	1,808,353	18,742	36,456	(3,619)	23,961	1,883,893
Internal network	8.33	364,861	9,780	4,897	(15)	1,813	381,336
Decoders	20	382,238	582	15,473	(1,929)	(5,798)	390,566
Digital decoders	20	624,495	53,654	-	(110)	13,408	691,447
Cable modem	20	149,971	232	7,351	(2,831)	177	154,900
Subscriber installations	16.67	954,038	71,308	-	-	-	1,025,346
Inventories to be used in property, plant and equipment	-	160,039	42,679	328	(20)	(56,853)	146,173
Property, plant and equipment in process	-	1,338	-	-	-	-	1,338

		4,947,862	227,203	77,381	(8,912)	(6,472)	5,237,062
Property, plant and equipment in
own use
Software – Applications	33.33	9,761	202	-	-	(177)	9,786
Software – Corporate	20	(1)	-	-	-	1	-
Machines and equipment	10	40,988	147	281	-	-	41,416
Furniture and fixtures	10	24,249	290	372	(6)	12	24,917
Installations	10	23,975	398	-	-	-	24,373
Improvements and buildings	4	51,713	859	18	-	(14)	52,576
Vehicles	20	5,737	-	544	-	(109)	6,172
Information technology equipment	33.33	92,404	419	699	(141)	173	93,554
Tools	20	35,404	1,237	340	(1)	413	37,393
Land/ Properties	-	4,735	-	-	-	-	4,735
Others	Several	48	-	-	-	-	48

		289,013	3,552	2,254	(148)	299	294,970

		5,236,875	230,755	79,635	(9,060)	(6,173)	5,532,032

Accumulated depreciation		(2,872,785)	(125,919	(39,225)	7,556	6,007	(3,024,366)

		2,364,090	104,836	40,410	(1,504)	(166)	2,507,666

7. Intangible

	Controlling Company

		Additions

	Balances on 03/31/2009	Additions	Incorporations	Transfers / Reversion	Balances on 06/30/2009

Useful life undefined:
Goodwill on the acquisition of
investments	2,099,094	61,171	14,233	-	2,174,498
Licenses	3,000	-		-	3,000
Trademarks and Patents	-	-	5	-	5
(-) Accumulated amortization	(218,485)	-	-	-	(218,485)

	1,883,609	61,171	14,238	-	1,959,018

Useful life defined:
Software	213,852	14,793	54	14	228,713
(-) Accumulated amortization	(158,719)	(4,188)	15	(1)	(162,893)

	55,133	10,605	69	13	65,820

	1,938,742	71,776	14,307	13	2,024,838

	Consolidated

		Additions

	Balances on 03/31/2009	Additions	Acquisition of ESC 90	Transfers / Reversion	Balances on 06/30/2009

Useful life undefined:
Goodwill on the acquisition of investments	2,328,654	61,171	-	-	2,389,825
Trademarks and Patents	21	-	-	-	21
Licenses	117,847	-	13,604	-	131,451
(-) Accumulated amortization	(390,728)	-	(3,610)	-	(394,338)

	2,055,794	61,171	9,994	-	2,126,959

Useful life defined:
Software	359,157	19,726	124	1,500	380,507
(-) Accumulated amortization	(232,345)	(8,273)	(60)	(1,334)	(242,012)

	126,812	11,453	64	166	138,495

	2,182,606	72,624	10,058	166	2,265,454

Intangible assets with defined useful life represented by rights to use software are amortized at the rate of 20% per annum based on estimated useful life or license period.

Licenses are recorded at acquisition cost determined by the companies acquired by the Company and were amortized by December 31, 2007. Amortization ceased as of January 1, 2008 due to the change in estimated useful life of these licenses, now classified as indefinite.

7. Intangible - Continued

The Company has goodwill due to the difference between acquisition price and the shareholder equity of the subsidiaries, determined on acquisition date, and based on expectations of future profitability. These goodwill is no longer amortized as of December 31, 2008 and are tested for impairment annually.

During the quarter ended on June 30, 2009, there was no indication of any reduction in the book value of the goodwill.

8. Loans and Financings

			Effective Interest rate per year		Controlling Company

National currency	Currency	Nominal Interest rate per year	06/30/2009	03/31/2009	06/30/2009			03/31/2009

					Current	Non-current	Total	Total

Finame	R$	TJLP + 3.15%	9.15%	9.15%	1,882	5,146	7,028	6,756

Foreign currency
Perpetual bonds	US$	9.25%	11.75%	11.75%	2,837	292,740	295,577	350,645
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	7,132	390,320	397,452	482,464

Total					9,969	683,060	693,029	833,109

Total					11,851	688,206	700,057	839,865
Funding cost					(1,201)	(3,011)	(4,212)	(5,117)

Net value					10,650	685,195	695,845	834,748

			Effective Interest rate per year		Consolidated

National currency	Currency	Nominal Interest rate per year	06/30/2009	03/31/2009	06/30/2009			03/31/2009

					Current	Non-current	Total	Total

Finame	R$	TJLP + 3.15%	9.15%	9.15%	53,076	161,031	214,107	191,544
Bank credit notes – Itaú BBA	R$	CDI + 1.20%	11.53%	13.88%	2,487	170,000	172,487	178,925

Total					55,563	331,031	386,594	370,469

Foreign currency
Perpetual bonds	US$	9.25%	11.75%	11.75%	2,837	292,740	295,577	350,645
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	7,132	390,320	397,452	482,464

Total					9,969	683,060	693,029	833,109

Total					65,532	1,014,091	1,079,623	1,203,578
Funding cost					(1,203)	(3,011)	(4,214)	(5,117)

Net value					64,329	1,011,080	1,075,409	1,198,461

8. Loans and financing - Continued

The installments classified in non-current liabilities

The installments classified in non-current liabilities excluding the perpetual notes which have no payment date, have the following payment schedule:

Year of maturity:	Controlling	Consolidated
	Company

2010	994	30,545
2011	1,988	231,090
2012	1,662	46,760
2013	502	21,025
2014	-	1,611
2017-2019	390,320	390,320

Total	395,466	721,351
Perpetual bonds	292,740	292,740

Total	688,206	1,014,091

The Company has the option of paying off the perpetual bonds in the amount of R$292,740 as of November 27, 2009.

9. Debentures

On December 1, 2006, in its 6th issue, the Company issued 58,000 ordinary non-convertible, nominative book-entry debentures in a single series, without guarantee or preference, in a total nominal amount of R$ 580,000 and annual interest rate equivalent to CDI (interbank rate) +0.70% .

The debentures issued and placed can be broken down as follows:

			Controlling Company and Consolidated

	Quantity in circulation		Balances on

	06/30/2009	03/31/2009	06/30/2009			03/31/2009

			Current	Non-current	Total	Total

Nonconvertible debentures, 6th issue in 2006	58,000	58,000	4,483	580,000	584,483	604,507
Funding cost			(585)	(1,991)	(2,576)	(2,716)

			3,898	578,009	581,907	601,791

The installments classified in non-current liabilities have the following payment schedule:

Year of maturity:	Controlling Company and Consolidated

2010	145,000
2011	145,000
2012	145,000
2013	145,000

Total	580,000

9. Debentures – Continued

The main characteristics of the 6th issue of debentures are summarized in the following table:

Events

Authorization of issue	Meeting of the Board of Directors of the Company hold on October 23, 2006.

Total issue value	R$ 580,000

Nominal unit value on the issue date	Single issue – R$ 10

Total number issued	58,000 Debentures

Date issued	December 1, 2006

Final due date	December 1, 2013

Type	Simple, nonconvertible in Company shares, nominative and contractual.

Amortization	The amortization amount shall be of 25% of the Unit Nominal Amount of Debentures, on the respective dates: December 1, 2010, December 1, 2011, December 1, 2012 and December 1, 2013.

Remuneration
Remunerative Interest: Debentures will earn interest, corresponding to 100% of the accumulated variation of the average daily rates of the Interfinance Deposits on one day “Over extra group” (ID rate), plus exponential spread of 0.70% per year, based on 252 business days The yield shall be paid every six months ensuring from the issuance date on the 1st, or on the immediate subsequent business day in the months of June and December of each year, and the last payment shall be made on December 1, 2013.

Guarantees	Debentures shall be in cash without preference rights.

Company Obligations

The Company must comply with a number of covenants, some of which are as follows:
- The ratio of Consolidated Net Debt to EBITDA must not be kept at 2.5 or more.
- The ratio of Consolidated Net Interest Debt divided to EBITDA must be kept at 1.5 or more.
-Use of funds arising from the Issue in compliance with that provided in the Issue Deed.
-At all times maintain its registration of a publicly traded company up to date with CVM and make all prepared and approved financial statements available to the Fiduciary Agent,
-Advise whenever there is any event of noncompliance with a pecuniary obligation.
-Comply with laws, regulations, ruling and applicable orders in all relevant aspects.
-Keep its accounting up to date and effect the respective records according to the accounting practices accepted in Brazil.
-Conduct all operations with related parties according to the ethical standards, which serve to guide such business.
-Keep insurance coverage according to the normally adopted practices of the Company, as described in the Definitive Prospectus.

On June 30, 2009, the Company was in compliance with the above mentioned financial indexes.

10. Related parties transaction

The main asset and liability balances on June 30, 2009 and 2008, resulting from the transactions with related parties previously contracted which impact the results of the period are shown below:

Controlling Company	Current Assets

	Programming receivable		Related parties		Interest on Shareholder's Equity Capital/Dividends		Total

Companies	06/30/2009	03/31/2009	06/30/2009	03/31/2009	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Subsidiaries
Net Rio Ltda.	13,843	13,904	2,713	2,436	5,733	32,197	22,289	48,537
Net Brasília Ltda.	2,983	2,941	734	614	-	-	3,717	3,555
Net Campinas Ltda.	2,025	2,011	592	542	-	-	2,617	2,553
Net Belo Horizonte Ltda.	5,352	5,316	1,099	982	-	-	6,451	6,298
Net Recife Ltda.	817	816	77	72	262	262	1,156	1,150
Net São Carlos Ltda.	335	332	83	70	267	267	685	669
Net Sul Comunicações Ltda.	5,489	5,468	964	912	23,290	23,290	29,743	29,670
Net São José do Rio Preto Ltda.	446	-	115	-	141	-	702	-
Net Bauru Ltda.	426	-	106	-	549	-	1,081	-
Net Londrina Ltda.	417	-	108	-	-	-	525	-
Net Campo Grande Ltda.	629	627	143	124	1,106	1,106	1,878	1,857
Net Goiânia Ltda.	767	764	294	269	306	306	1,367	1,339
Net Ribeirão Preto Ltda.	961	954	275	235	1,164	1,164	2,400	2,353
Net São Paulo Ltda.	26,361	26,350	5,462	4,873	6,516	37,736	38,339	68,959
Net Sorocaba Ltda.	575	576	222	206	309	309	1,106	1,091
DR-Empresa de Distrib. e Recep. de TV Ltda.	3,089	3,109	637	552	-	-	3,726	3,661
Net Paraná Comunicações Ltda.	2,869	2,836	745	621	-	-	3,614	3,457
Vivax Ltda.	-	-	2,824	2,344	9,341	9,341	12,165	11,685
TVC Oeste Paulista	-	-	-	51	-	-	-	51
TV Jacarandá Ltda.	-	-	164	32	-	-	164	32
614 TVP João Pessoa S.A.	-	-	77	81	-	-	77	81
614 TVT Maceió S.A.	-	-	77	81	-	-	77	81
614 Serviços de Internet João Pessoa S.A.	-	-	20	21	-	-	20	21
614 TVC Guarulhos S.A.	-	-	250	107	-	-	250	107
TV Cabo Criciúma Ltda.	149	-	25	-	478		652	-
Others	1,321	3,434	300	784	601	1,291	2,222	5,509

	68,854	69,438	18,106	16,009	50,063	107,269	137,023	192,716

10. Related parties transaction – Continued

Controlling Company	Non-Current Assets

	Related parties		Advances for future capital increases		Total

Companies	06/30/2009	03/31/2009	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Subsidiaries
Net Rio Ltda.	188	1	-	-	188	1
Net Brasília Ltda.	186	-	-	-	186	-
Net Campinas Ltda.	67	-	-	-	67	-
Net Belo Horizonte Ltda.	357	216	-	-	357	216
Net São Carlos Ltda.	5	-	4,490	4,490	4,495	4,490
Net Sul Comunicações Ltda.	120	11	-	-	120	11
Net Anápolis Ltda.	1,885	1,841	-	-	1,885	1,841
Net Bauru Ltda.	117	961	-	-	117	961
Net Campo Grande Ltda.	8	1	-	-	8	1
Net Goiânia Ltda.	20	2	-	-	20	2
Net Ribeirão Preto Ltda.	17	34	-	-	17	34
Net São José do Rio Preto Ltda.	6	-	-	-	6	-
Net São Paulo Ltda.	243	11	-	-	243	11
Net Paraná Comunicações Ltda.	128	-	-	-	128	-
Net Indaiatuba Ltda.	47	531	-	-	47	531
614 Telecom S.A.	-	22,352	-	-	-	22,352
Vivax Ltda.	319	24	-	-	319	24
DR-Empresa de Distrib. e Recep. de TV Ltda.	12,385	-	-	-	12,385	-
Net Franca Ltda.	5	-	-	-	5	-
Net Criciúma Ltda.	23	-	-	-	23	-
TV Jacarandá Ltda.	124	-	-	-	124	-
614 TVP João Pessoa S.A.	217	-	-	-	217	-
614 TVT Maceió S.A.	365	-	-	-	365	-
614 Serviços Internet João Pessoa S.A.	8	-	-	-	8	-
614 TVC Guarulhos S.A.	1,096	-	-	-	1,096	-
Others	567	440	-	-	567	440

	18,503	26,425	4,490	4,490	22,993	30,915

10. Related parties transaction – Continued

Controlling Company	Current liabilities

	Suppliers		Loans		Related parties		Interest on Shareholder's Equity Capital		Total

Companies	06/30/2009	03/31/2009	06/30/2009	03/31/2009	06/30/2009	03/31/2009	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Subsidiaries
Net São Paulo Ltda.	-	-	-	-	621	190	-	-	621	190
Net Rio Ltda.	-	-	-	-	29	29	-	-	29	29
Net Campinas Ltda.	-	-	-	-	90	45	-	-	90	45
Net São Carlos Ltda.	-	-	-	-	(1)	47	-	-	(1)	47
Reyc Comércio de Participação Ltda.	-	-	-	-	3,653	1,942	-	-	3,653	1,942
Vivax Ltda.	-	-	-	-	233	81	-	-	233	81
Net Paraná Comunicações Ltda.	-	-	-	-	11,899	24	-	-	11,899	24
DR-Empresa de Distrib. e Recep. de TV Ltda.	-	-	-	-	285	39,944	2,976	2,976	3,261	42,920
Net Sul Comunicações Ltda.	-	-	-	-	29,700	9,857	734	734	30,434	10,591
Horizonte Sul	-	-	-	-	-	10,084	752	752	752	10,836
Net Sorocaba Ltda.	-	-	-	-	11	-	-	-	11	-
Outros	-	-	-	-	172	149	-	-	172	149

	-	-	-	-	46,692	62,392	4,462	4,462	51,154	66,854
Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	-	-	8,140	5,663	-	-	8,140	5,663

	-	-	-	-	8,140	5,663	-	-	8,140	5,663
Associated Companies
Net Brasil S.A.	36,756	36,660	-	-	-	-	-	-	36,756	36,660
Globosat Programadora Ltda.	371	358	-	-	-	-	-	-	371	358
Claro S.A	-	-	-	-	61	53	-	-	61	53
Editora Globo S.A.	31	31	-	-	-	-	-	-	31	31
Banco Inbursa S.A.	-	-	7,132	19,193	-	-	-	-	7,132	19,193

	37,158	37,049	7,132	19,193	61	53	-	-	44,351	56,295

	37,158	37,049	7,132	19,193	54,893	68,108	4,462	4,462	103,645	128,812

10. Related parties transaction - Continued

Controlling Company	Non-current liabilities

	Loans		Related parties		Provision for liabilities uncovered	Deferred revenues		Total

Companies	06/30/2009	03/31/2009	06/30/2009	03/31/2009	03/31/2009	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Subsidiaries
Net São Paulo Ltda.	-	-	45	9	-	-	-	45	9
DR-Empresa de Distrib. e Recep. de TV
Ltda.	-	-	194	58	-	-	-	194	58
Net Brasília Ltda.	-	-	178	87	-	-	-	178	87
Reyc Comércio de Participação Ltda.	-	-	1,136	-	-	-	-	1,136	-
Horizon Line Brasil Ltda.	-	-	-	-	13	-	-	-	13
Net Sul Comunicações Ltda.	-	-	-	22	-	-	-	-	22
Net Ribeirão Preto Ltda	-	-	-	34	-	-	-	-	34
614 TVC Guarulhos	-	-	39	9	-	-	-	39	9
TVC Interior S.A.	-	-	-	983	-	-	-	-	983
Net Belo Horizonte Ltda.	-	-	109	12	-	-	-	109	12
TV Jacarandá Ltda.	-	-	4	-	-	-	-	4	-
614 TVT Maceió S.A.	-	-	45	-	-	-	-	45	-
TV Cabo Criciuma Ltda.	-	-	15	-	-	-	-	15	-
Vivax Ltda.	-	-	30,385	554	-	-	-	30,385	554
Others	-	-	1,739	4	-	-	-	1,738	4

	-	-	33,889	1,772	13	-	-	33,889	1,785
Shareholders
Emp. Brasil de Tel S.A. – Embratel	-	-	-	-	-	3,579	3,015	3,579	3,015

					-	3,579	3,015	3,579	3,015
Associated Companies
Banco Inbursa S.A.	390,320	459,969	-	-	-	-	-	390,320	459,969

	390,320	459,969	-	-	-	-	-	390,320	459,969

	390,320	459,969	33,889	1,772	13	3,579	3,015	427,788	464,769

10. Related parties transaction - Continued

Controlling Company	Operating income

	Services revenue and transfer of administrative expenses		Revenue from telecommunications leases	Financial		Telecommunications - Expenses		Programming / Commission / Programming guide	Total

Companies	06/30/2009	06/30/2008	06/30/2009	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2009	06/30/2008

Subsidiaries
Net Belo Horizonte Ltda.	9,152	7,542	-	-	(1)	-	-	-	9,152	7,541
Net Rio Ltda.	22,805	19,782	-	1	3,283	-	-	-	22,806	23,065
Net Recife Ltda.	668	823	-	-	-	-	-	-	668	823
Net Brasília Ltda.	5,763	4,296	-	(4)	(1)	-	-	-	5,759	4,295
Net Campinas Ltda.	4,851	3,928	-	1	-	-	-	-	4,852	3,928
Net São Carlos Ltda.	657	405	-	-	-	-	-	-	657	405
Net Franca Ltda.	515	328	-	-	1	-	-	-	515	329
Net Sul Comunicações Ltda.	8,128	7,019	-	(1)	(1)	-	-	-	8,127	7,018
Net São Paulo Ltda.	45,354	35,805	-	1	(12)	-	-	-	45,355	35,793
DR-Emp.de Distrib. e Recep. De TV Ltda.	5,031	3,710	-	(5)	3	-	-	-	5,026	3,713
Net Paraná Comunicações Ltda.	5,809	4,478	-	-	(1)	-	-	-	5,809	4,477
Net Florianópolis Ltda.	-	3,249	-	-	(1)	-	-	-	-	3,248
Net Sorocaba Ltda.	1,742	1,327	-	-	7	-	-	-	1,742	1,334
Net Goiânia Ltda.	2,507	1,978	-	-	(1)	-	-	-	2,507	1,977
Net Indaiatuba Ltda.	234	138	-	16	44	-	-	-	250	182
Net Anápolis Ltda.	309	214	-	53	87	-	-	-	362	301
Net Bauru Ltda.	869	504	-	27	142	-	-	-	896	646
Net Campo Grande Ltda.	1,169	862	-	-	166	-	-	-	1,169	1,028
Net Ribeirão Preto Ltda.	2,205	1,460	-	-	158	-	-	-	2,205	1,618
Net Maringá Ltda	536	364	-	-	1	-	-	-	536	365
Net Londrina Ltda	913	702	-	-	-	-	-	-	913	702
Net São José Rio Preto Ltda.	944	641	-	-	-	-	-	-	944	641
TV Cabo Criciúma Ltda.	199	5,607	-	-	-	-	-	-	199	5,607
TVC Oeste Paulista	-	-	-	-	-	-	-	-	-	-
TV Jacarandá Ltda.	209	-	-	-	-	-	-	-	209	-
TVP João Pessoa S.A.	-	-	-	(1)	-	-	-	-	(1)	-
TVT Maceió S.A.	-	-	-	(2)	-	-	-	-	(2)	-
614 Serv. De Internet João
Pessoa S.A.	186	-	-	-	-	-	-	-	186	-
614 TVG Guarulhos	624	-	-	(9)	-	-	-	-	615	-
614 Telecom S.A.	-	-	-	210	-	-	-	-	210	-
TVC Interior S.A.	-	-	-	(1)	-	-	-	-	(1)	-
Vivax Ltda.	20,085	5,805	-	(992)	3	-	-	-	19,093	5,808
Others	1,878	1,446	-	-	72	-	-	-	1,878	1,518

	143,342	112,413	-	(706)	3,949	-	-	-	142,636	116,362

Emp. Brasil. de Telecom. S.A. – Embratel	-	-	6,481	-	-	(15,689)	(3,921)	-	(9,208)	(3,921)

	-	-	6,481	-	-	(15,689)	(3,921)	-	(9,208)	(3,921)
Associated Companies
Net Brasil S.A.	-	-	-	-	-	-	-	(8,040)	(8,040)	-
Globosat Programadora Ltda.	-	-	-	-	-	-	-	(20)	(20)	-
Infoglobo Comunicações Ltda.	-	-	-	-	-	-	(1)	-	-	(1)
Editora Globo S.A.	-	-	-	-	-	-	-	(187)	(187)	-
Banco Inbursa S.A	-	-	-	57,047	239	-	-	-	57,047	239
BCP S.A.	-	-	-	-	-	(360)	(228)	-	(360)	(228)

	-	-	-	57,047	239	(360)	(229)	(8,247)	48,440	10

	143,342	112,413	6,481	56,341	4,188	(16,049)	(4,150)	(8,247)	181,868	112,451

10. Related parties transaction – Continued

The balances of debits and credits with related companies are subject to 12% per year interest charges, with indefinite due date.

Consolidated	Current Assets			Total

	Trade accounts receivables	Related parties		Assets

Companies	03/31/2009	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	15,227	29,761	15,227	29,761

Associated Companies
Globosat Programadora Ltda.	114	-	-	-	114

	114	15,227	29,761	15,227	29,875

Consolidated	Current liabilities						Total

	Suppliers		Programming suppliers		Loans		Current liabilities

Companies	06/30/2009	03/31/2009	06/30/2009	03/31/2009	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	35,240	36,119	-	-	-	-	35,240	36,119

	35,240	36,119	-	-	-	-	35,240	36,119
Associated Companies
Net Brasil S.A.	28	-	93,193	90,436	-	-	93,221	90,436
Globosat Programadora Ltda.	-	-	11,359	11,020	-	-	11,359	11,020
Brasilcenter Comunicações Ltda.	-	155	-	-	-	-	-	155
Claro S.A.	420	338	-	-	-	-	420	338
Infoglobo Comunicações Ltda.	1	-	-	-	-	-	1	-
Americel S.A.	122	86	-	-	-	-	122	86
Editora Globo S A.	901	975	-	-	-	-	901	975
Banco Inbursa S.A	-	-	-	-	7,132	19,193	7,132	19,193

	1,472	1,554	104,552	101,456	7,132	19,193	113,156	122,203

	36,712	37,673	104,552	101,456	7,132	19,193	148,396	158,322

Consolidated	Non-current liabilities

	Loans		Deferred revenues		Total

Companies	06/30/2009	03/31/2009	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	105,895	100,523	105,895	100,523

	-	-	105,895	100,523	105,895	100,523
Associated Companies
Banco Inbursa S.A.	390,320	459,969	-	-	390,320	459,969

	390,320	459,969	105,895	100,523	496,215	560,492

10. Related parties transaction - Continued

Consolidated	Operating income

	Rental Revenues/Telecommuni cations Telecommunications		Financial		Expenses Telecommunications		Programming/ Sales commission		Programming guide		Total

Companies	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	191,385	110,871	(3,404)	(1,508)	(112,799)	(68,224)	-	-	-	-	75,182	41,139

	191,385	110,871	(3,404)	(1,508)	(112,799)	(68,224)	-	-	-	-	75,182	41,139
Associated Companies
Net Brasil S.A.	-	-	-	-	-	-	(322,878)	(253,584)	-	-	(322,878)	(253,584)
Globosat Programadora Ltda.	862	925	-	-	-	-	(2,981)	(21,913)	-	-	(2,119)	(20,988)
Editora Globo S.A.	-	-	-	-	-	-		-	(5,725)	(5,968)	(5,725)	(5,968)
Infoglobo Comunicações Ltda.	-	-	-	-	(2)	(3)	-	-	-	-	(2)	(3)
BCP S.A.	-	-	-	-	(2,772)	(2,416)	-	-	-	-	(2,772)	(2,416)
Brasilcenter Comunicações Ltda.	-	-	-	-	-	(6,627)	-	-	-	-	-	(6,627)
Americel S.A.	-	-	-	-	(598)	(310)	-	-	-	-	(598)	(310)
Click 21	-	-	-	-	(8)	-	-	-	-	-	(8)	-
TESS S.A.	-	-	-	-	-	(102)	-	-	-	-	-	(102)
Banco Inbursa S.A.	-	-	57,047	239	-	-	-	-	-	-	57,047	239

	862	925	57,047	239	(3,380)	(9,458)	(325,859)	(275,497)	(5,725)	(5,968)	(277,055)	(289,759)

	192,247	111,796	53,643	(1,269)	(116,179)	(77,682)	(325,859)	(275,497)	(5,725)	(5,968)	(201,873)	(248,620)

11. Contingencies, risks and obligations related to judicial cases

The Company and its subsidiaries are involved in legal and administrative processes thru several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These processes involve infraction records, indemnity claims, requirements for agreement revision and other actions whose amounts required or taxes do not reflect what will be defined on the final judgment. Management based on information received from its legal advisors, pending legal processes and based on prior experience regarding amounts claimed it has established a provision for a sufficient amount to cover losses estimated for the ongoing suits as shown below:

	Controlling Company

	06/30/2009			03/31/2009

	Provision	Judicial deposits	Net	Net

Labor	3,002	(378)	2,624	656
Civil	1,715	(369)	1,346	1,234
Tax	287,963	-	287,963	267,970
Social Security	181	-	181	181

Total	292,861	(747)	292,114	270,041

11. Contingencies, risks and obligations related to judicial cases - Continued

	Consolidated

	06/30/2009			03/31/2009

	Provision	Judicial deposits	Net	Net

Labor	48,830	(6,222)	42,608	40,724
Civil	40,521	(784)	39,737	36,447
Tax	655,723	(54,252)	601,471	573,884
Social Security	6,996	(1,668)	5,328	5,252

Total	752,070	(62,926)	689,144	656,307

Controlling Company	Labor	Civil	Tax	Social Security	Total

Balances on March 31, 2009	1,025	1,603	267,970	181	270,779
Addition to provision	127	140	1,238	-	1,505
Addition due to merger	2,031	24	17,671	-	19,726
Currency adjustments	20	3	2,044	-	2,067
Payments and Reversions	(201)	(55)	(960)	-	(1,216)

Balances on June 30, 2009	3,002	1,715	287,963	181	292,861

Judicial deposits	(378)	(369)	-	-	(747)

Net balance of the contingencies	2,624	1,346	287,963	181	292,114

Consolidated	Labor	Civil	Tax	Social Security	Total

Balances on March 31, 2009	46,627	37,182	625,820	6,921	716,550
Addition to provision	3,899	6,333	14,713	-	24,945
Addition ESC 90	290	25	16,092	-	16,407
Currency adjustment	299	50	6,045	77	6,471
Payments and Reversions	(2,285)	(3,069)	(6,947)	(2)	(12,303)

Balances on June 30, 2009	48,830	40,521	655,723	6,996	752,070

Judicial deposits	(6,222)	(784)	(54,252)	(1,668)	(62,926)

Net balance of the contingencies	42,608	39,737	601,471	5,328	689,144

The provisions for contingencies related to employee claims, civil law liability, tax and social security had no significant changes in relation to the amounts reported in the financial statement of 2008.

11. Contingencies, risks and obligations related to judicial cases - Continued

On June 30, 2009, the Company's legal obligations posted in the financial statements amount to R$ 123,847 in relation to legal proceedings concerning the issue of the extended calculation base for two taxes levied on its revenues: the Social Integration Program (Programa de Integração Social, or PIS) and the Social Security Financing Contribution (Contribuição Social para Financiamento da Seguridade Social, or COFINS), as determined by Law 9718/98 (Article 3, paragraph 1) and revoked by Law 11941/09 of May 27, 2009.

The Company is in the process of appraising court cases currently underway relating to unpaid legal liabilities arising from "the extended calculation base for PIS and COFINS" in order to confirm that there are no errors or defects that could affect the likelihood of winning these cases.

Considering the evolution of the issue in 2009 with the repeal of the legal instrument that created the extended the calculation base for PIS and COFINS taxes and the existence of favorable case law on the subject, as soon as the above mentioned appraisal has confirmed that there are no errors or defects in the case underway, the Company will reappraise the need to maintain recognition of the corresponding legal obligations in its financial statements.

The social tax charges and contributions determined and collected by the Company and its subsidiaries, and the respective income tax declarations, tax and corporate ownership records may be examined by the tax authorities for certain periods as stated in the applicable legislation.

12. Shareholders Equity

Capital Stock

On June 30, 2009, our capital stock is represented by 114,459,685 common shares and 228,503,916 preferred shares.

Capital Stock may be raised to a maximum of R$ 6,500,000 irrespective of statutory amendment as per Article 168 of Law No. 6404/76, as agreed by the board of directors who will determine conditions for the issue as per Article 170, paragraph 1 of Law No. 6404/76.

12. Shareholders Equity - Continued

The ownership structure of the Company's capital stock is the following:

	06/30/2009			03/31/2009

	Common	Preferential	Total	Common	Preferential	Total

Globo Organization
GB Empreendimentos e Participações S.A.	26.0%	-	2.9%	26.0%	-	2.9%
Distel Holding S.A.	8.3%	-	2.9%	8.3%	-	2.9%
Globo Comunicação e Participações S.A.	2.1%	0.8%	1.3%	2.1%	0.8%	1.3%
Telmex Group
GB Empreendimentos e Participações S.A.	25.0%	-	14.1%	25.0%	-	14.1%
Embratel Participações Ltda.	35.8%	5.4%	15.5%	35.8%	5.4%	15.5%
Empresa Brasileira de Telecomunicações S.A. – Embratel	2.2%	7.5%	5.7%	2.2%	7.5%	5.7%
Other shareholders	0.6%	86.3%	57.6%	0.6%	86.3%	57.6%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of Shares	114,459,685	228,503,916	342,963,601	114,459,685	228,503,916	342,963,601

The articles of incorporation determine distribution of a mandatory dividend of 25% of net income adjusted as per Article 202 of Law No. 6404/76, taking the balance available on an aggregate basis.

13. Financial results

	Controlling Company		Consolidated

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Incomes
Interest on loans to subsidiaries and associated companies	1,728	4,321	-	-
Financial investments	7,378	3,967	28,833	28,590
Interest and fines on late monthly payments	365	31	12,615	8,462
Currency adjustments	3	3	1,226	1,281
Foreign exchange fluctuations	1	-	-	(57)
Interest on tax credits	1,324	654	2,189	975
Discounts obtained	5	159	80	559

	10,804	9,135	44,943	39,810

Expenses:
Financial charges on loans and debentures	(72,781)	(47,800)	(90,999)	(62,701)
Financial charges – Associated Companies	(2,412)	(108)	(3,534)	(1,234)
Monetary, exchange rate variation and others	(245)	613	375	1,963
Monetary exchange rate variation on loans	136,696	27,265	136,475	27,137
Financial charges on provisions for contingencies	(3,684)	(1,375)	(12,012)	(8,390)
CPMF	-	(118)	-	(770)
PIS and COFINS taxes on income	(2,063)	(1,885)	(2,712)	(1,983)
Earnings (losses) from Hedge/Swap operations	(64,689)	(11,534)	(64,689)	(11,534)
IOF tax on bank current account	148	3,902	(6,260)	3,236
Interest on suppliers and discounts extended	(82)	(26)	(906)	(506)
Discounts extended	(99)	1	(3,661)	(61)
Monetary and exchange-rate variations on programming	254	1,126	599	(973)
Others	(766)	(3,355)	(4,390)	(5,812)

	(9,723)	(33,294)	(51,714)	(61,628)

Net Financial Revenue (Expenses)	1,081	(24,159)	(6,771)	(21,818)

14. Employee benefits

Benefits:

In addition to the usual benefits provided in labor legislation, the Company and its subsidiaries provide a few additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, which the actuarial risks are not assumed by the Company and its subsidiaries. Expenses for these benefits accumulated during the period ended on June 30, 2009, totaled R$ 19,441 (R$ 14,491 on June 30, 2008).

The Company and its subsidiaries have variable remuneration plans and retainers for a select number of members of the board in the form of profit sharing. Having reached the targets set for the current period, the Management registered an expense of R$ 63,865 (R$ 74,356, on June 30, 2008).

15. Financial instruments

a) General Considerations

The Company is exposed to market risk arising from their operations, and it uses derivatives as hedges to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company has foreign currency debts, interest charges and accounts payable to suppliers of equipment. Therefore our earnings are sensitive to varying exchange rates, in particular for the US dollar. The market values of the Company's principal financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. These instruments are managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has formal risk management policy. The Financial Committee provides supports for the Company's Board of Directors and consists of one member from each of the main shareholders (Globo and Embratel) and management. It examines issues relating to financial investments, debt and risk management, and refers matters for management approval. Pursuant to internal policy, the Company's financial earnings must come from operating cash flow rather than gains on financial markets. The results obtained by using internal controls to manage risks were satisfactory for the objectives proposed.

15. Financial instruments - Continued

b) Fair value

The fair values and carrying amount of financial instruments are shown below:

	Controlling Company		Consolidated

	06/30/2009		06/30/2009

	Book value	fair value	Book value	Market value

Debentures – 6th issue	584,483	586,315	584,483	586,315
Perpetual Bonus	295,577	259,131	295,577	259,131
Banco Inbursa S.A	397,452	402,759	397,452	402,759
Banco Itaú BBA	-	-	172,487	173,086
Finame	7,028	7,028	214,107	214,107

	1,284,540	1,255,233	1,664,106	1,635,398

The Company’s debt fair values have been calculated based on the estimated cost to pay the outstanding obligations at June 30, 2009, which considered the contractual penalties applicable for early payments. Based on management’s estimation, debt agreements with similar characteristics, if issued on June 30, 2009, would have a higher effective cost when compared to the Company’s current debt agreements considering the current market conditions.

c) risks impacting the business of the Company and its subsidiaries:

Foreign exchange rate risk

The Company and subsidiaries’ results are susceptible to exchange fluctuations, depending on the effects of exchange rate volatility on liabilities denominated in foreign currencies, primarily the US dollar. The Company's revenues are generated in Brazilian reais while the payments to suppliers of equipment and programming contents are denominated in foreign currencies.

The Company’s foreign currency exposure on June 30, 2009, is shown below:

Consolidated

Debt in US dollars:
Short-term:
Interest on loans and financing	9,969
Suppliers of equipment	14,708
Programming Supplies	2,260

26,937
Long term:
Loans and Financings	683,060

Liabilities in American Dollars	709,997

15. Financial instruments - Continued

The Company acquired non-speculative derivatives financing instruments to hedge its foreign currency exposure. These transactions aim at minimizing the effects of changes in the exchange rate of the US dollar when settling short term transactions. Counterparties to the contracts represented by Banco Votorantim, HSBC, and Banco Santander.

The Company only contracts derivatives as hedges (foreign exchange) to protect part of accounts payable to suppliers of imported equipment and future obligations for purchases not yet made, which are or will be denominated in US dollar, and payments of interest charges on short-term debt. For the 12-month period as of closing these financial statements, the Company had a derivative instruments (foreign exchange) position of R$ 347,648 relating to 100% of interest charges on loans in foreign currency, and commitments to foreign suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa due between 2017 and 2019, and a Perpetual Bond, which has no maturity date.

Values of financial derivatives are summarized below:

Description	Reference Value (notional)		Fair Value		Cumulative effect (current period)

	30/06/2009	31/03/2009	30/06/2009	31/03/2009	Amount receivable / (received)	Amount payable / (paid)

Swap Agreements
Asset Position
Foreign Currency	347,648	320,424	345,376	316,344	-	-
Liability Position
Rations (Dollar vs. CDI)	78,539	79,643	78,746	76,757	-	11,684
Rates (PRE) (NDF)	269,109	240,781	322,011	236,272	-	43,697

	-	-	(55,381)	3,315	-	55,381

The amount payable of R$ 55,381 is recognized in the "accounts payable-swap" account on the balance sheet. During the 6-month period ended on June 30, 2009, the Company recognized a loss of R$ 64,689, under the heading hedge / swap gains (losses).

The following table shows management's sensitivity analysis and the effect on the Company's cash flow of transactions involving financial derivatives outstanding on June 30, 2009.

15. Financial instruments - Continued

Scenario - appreciation of Brazilian currency (R$ / US$) and higher CDI rate

	Probable	Adverse	Remote
Operations	Scenario	Scenario	Scenario

Dollar vs.
CDI	(11,684)	(27,998)	(44,579)
NDF	(43,697)	(111,482)	(181,593)

Scenario - depreciation of Brazilian currency (R$ / US$) and lower CDI rate

	Probable	Adverse	Remote
Operations	Scenario	Scenario	Scenario

Dollar vs.
CDI	(11,684)	5,251	22,011
NDF	(43,697)	27,840	97,997

1 - American Dollars (US$) vs. CDI

On June 30, 2009, the Company has six contracts of this type, whose notional aggregate value is US$ 34,400,000 due between August and May 2010, with its positions short in dollars and long in CDI-geared assets, with the aim of converting short-term debt in dollars to CDI-geared debt.

The probable scenario assumes an exchange rate of R$ 1.9487 = US$ 1, and a CDI rate of 9.11% per annum, while the possible adverse scenario would be the Brazilian real appreciating against the dollar by 25% (R$1,4615), and a 25% (11.39%) increase in the CDI,, generating a loss of R$ 27,998). In the remote adverse scenario, with the Brazilian real appreciating against the dollar by 50% (R$ 0.974), with the CDI rate also increasing 50% (13.67%),we find a loss of R$ 44,579, for the above mentioned outstanding contracts.

15. Financial instruments - Continued

While the possible adverse scenario would be a devaluation of the Brazilian real against the dollar of 25% (R$ 2.4359) and a reduction in the CDI rate of 25% (6.83%), generating a gain of R$ 5.251. In the remote adverse scenario, in which there is a depreciation of the Brazilian real against the dollar of 50% (R$ 2.9231), with the CDI rate also 50% lower (4.56%), we find a gain of R$ 22,011,on the above mentioned outstanding contracts.

2 – NDF (Non-deliverable forward)

The Company has 17 contracts comprising a long position in dollars in the notional amount of US$ 144.000 thousand due between July and February, 2010. The probable scenario reflects BMF quotations as of June 30, 2009, of R$ 1.9487/US$ 1. The possible adverse scenario would be the Brazilian real recovering against the US dollar by 25% (R$ 1.4615) or the Brazilian real depreciating against the dollar by 25% (R$ 2.4359/US$ 1), while the remote adverse scenario would be the Brazilian real appreciating against the dollar by 50%, (R$ 0.9744/US$ 1) or the Brazilian real appreciating against the dollar by 50% (R$ 2.9231/US$ 1).

In the probable scenario with the Brazilian real rising, the Company would show a loss of R$ 43,697 if it had settled its contracts on June 30, 2009, while in the adverse scenario the company would have had a loss of R$ 111,482. For the remote scenario, the loss would be R$ 181,593.

In the probable scenario of the Brazilian real depreciating, the Company would have a loss of R$ 43,697 if it had settled its contracts on June 30, 2009, while in the adverse scenario the Company would have a gain of R$ 27,840, and in the remote scenario there would be a gain of R$ 97,997.

On June 30, 2009, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar's appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates.

15. Financial instruments - Continued

The Company’s exposure on June 30, 2009, to fluctuating interest rates, is shown below:

Consolidated

Debentures – 6th issue	584,483
Finame	214,107
CCB-Banco Itaú S.A.	172,487

Liabilities not covered	971,077

Financial investments denominated in reais	417,698

Liability exposure	553,379

Credit risk

The financial instruments, which subject the Company to credit risks, are mainly represented by cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents with a number of financial institutions and do not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-line private securities with low risk ratings as per the guidelines set by the Company. Management of the centralized fund's portfolio is provided by Itaú Unibanco Asset Management - Banco de Investimento S.A. Custody and control of the funds are under the responsibility of Banco Itaú, and risk management is performed by Risk Office. The Company's management believes the risk of not receiving amounts due from its counterparties is insignificant.

The concentration of credit risk on subscriber accounts receivable is limited by the large number of subscribers that comprise the client base.

Debt acceleration risk

The Company’s loan agreements, financing and debentures include the debt covenants normally applicable to these types of transactions, in relation to its complyng with economic and financial index, cash flow requirements and others. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

16. Commitments and guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing payment of tax suits lodged against the Companies by the Brazilian Federal Tax Authority, the Finance Departments of the States of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office. The total amount of the letters of guarantee is presented as follows:

	06/30/2009		03/31/2009

	Controlling Company	Consolidated	Controlling Company	Consolidated

Net Rio Ltda.	-	243,297	-	237,666
Reyc Comércio e Participações Ltda.	-	9,625	-	9,154
Antenas Comunitárias Brasileira Ltda.	-	7,338	-	7,166
Others	7,590	23,374	7,521	20,760

	7,590	283,634	7,521	274,746

The Company has offices leased for an average duration of 60 months and pole rental contracts in the major cities in which it operates, for an average duration of 120 months. The expenses arising from these contracts are shown below:

Nature of contract	06/30/2009	06/30/2008

Offices	8,014	5,676
Poles and ducts	36,986	30,357

12.01 COMMENTS OF THE CONSOLIDATED PERFORMANCE IN THE QUARTER

June/2009

The Company closed the quarter with 9,323,000 Revenue Generating Units (“RGUs”), a 47% increase year-on-year, thanks to the growth of the client base of all the services offered by the company, especially voice services. RGU is the sum of pay TV, broadband, voice and digital video services.

Pay TV net additions totaled 133,000 new clients in the quarter. The subscriber base closed the quarter with 3,480,000 clients, a 28% increase over the 2,709,000 in 2Q08, thanks to the 24% organic growth and the 112,000 clients from the consolidation of BIGTV. The Digital Video base reached 952,000 clients, 31% up on 2Q08, representing a 27% penetration over the total pay TV base. The churn rate in the last 12 months was 15.5% , practically stable in comparison with the 15.4% in 2Q08.

In order make the HD services popular, the Company launched NET Digital HD in June, complementing the high definition offering, which includes NET Digital HD Max, the first of its kind in Brazil. NET digital HD comes with a new decoder developed in partnership with Pace, the worldwide leader in Pay TV technology. The equipment has an internal cable modem that allows advanced interactive applications, digital audio and image in HD and the possibility of other services in the future.

Broadband net additions totaled 153,000 in 2Q09. The subscriber base totaled 2,605,000, a 45% increase over the 1,798,000 subscribers in 2Q08, thanks to the 41% organic growth and the 68,000 BIGTV subscribers. Accordingly, bidirectional household penetration reached 33% and, pay TV penetration, 75%. Churn rate rose from 17.9% in 2Q08 to 20.0% in 2Q09. Though disconnections in absolute numbers remained similar, churn rate percentage is higher because the Broadband base is smaller than the Pay TV base. This is the result of the increase in the number of products per household, given that a disconnection involves cancellation all the services, also reflecting the industry scenario in Brazil, which is among the most competitive in the world.

Fixed Telephony net additions totaled 228,000 in the quarter. The number of Lines in Service closed the quarter at 2,286,000, a 105% year-on-year increase.

In the quarter, ARPU reached R$130.40, a 3.3% decrease, versus R$134.87 in the 2Q08, due to the growth in the Net Fone.com subscriber base and the dilutive effect of the BIGTV ARPU, which was R$ 95.98 in 2Q09. Excluding the effect of BIGTV, ARPU would have come to R$ 133.92, a slight year-on-year decrease of 0.7% . BigTV’s reduced ARPU represents an opportunity for NET to be launched where BigTV operated previously, adding new products to the current portfolio.

FINANCIAL PERFORMANCE

In the half, Net Revenue rose 26.9% to R$2,183.4 million, versus R$1,720.6 million in the first half of 2008.

In 1H09, Operating Costs totaled R$1,072.4 million, a 31.7% increase over the R$814.0 million recorded in the first half of 2008. The items that most contributed to the increase in costs were the increased bandwidth capacity contracted to serve broadband subscribers on account of the growth in the client base, growing usage of the bandwidth capacity by existing clients and increased subscriptions to higher-speed internet packages; the customer service center, which has been functioning according to more rigorous regulations since December 2008; and the programming costs due to the growth of the Pay TV base. In addition to these factors, there was an increase in

Payroll and Benefits costs due to the increase in the number of employees and the collective bargaining agreement in July 2008.

Selling, General, Administrative and Other Expenses totaled R$ 511.8 million, 18.9% higher than the R$ 430.4 million registered in the 1H08, due to the growth in the number of sales staff and the higher commissions on sales on account of the increase in sales volume. As a percentage of net revenue, these expenses decreased from 25% in 1H08 to 23% in 1H09. Selling Expenses and General and Administrative Expenses increased 39% and 2%, respectively, over 1H08. Other Revenues/Expenses totaled a revenue of R$ 16.7 million in 1H08 and R$ 30.9 million in 1H09.

Bad Debt Expenses were R$ 28.8 million in 1H09, 49.2% up on the R$19.3 million in 1H08. As a percentage of revenue, they remained flat at 1% between the periods.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) totaled R$ 570.4 million in 1H09, 24.8% higher than the R$ 456.9 million in 1H08, with EBITDA margin being 26.1% .

Depreciation and Amortization expenses totaled R$ 268.5 million in 1H09, 7.6% lower than the R$ 290.6 million registered in 1H08. This is mainly due to the end of amortization of goodwill from future profitability of the subsidiaries to comply with Law 11,638/07. On the other hand, the depreciation of residential installation expenses increased from R$18.4 million in 1H08 to R$30.3 million in 1H09.

The Financial Result was an expense of R$ 6.8 million in 1H09, versus an expense of R$ 21.8 million in 1H08. This result is due to the following factors:

Financial expenses decreased from R$ 61.6 million in 1H08 to R$ 51.7 million in 1Q09, a 16.1% decrease, due to the financial gains on US dollar loans, especially those from Banco Inbursa raised in June 2008.

Financial Revenues increased by 12.8%, from R$ 39.8 million in 1H08 to R$ 44.9 million in 1H09, due to the increase in the average cash balance during the period and higher revenues from interest and fines on overdue payments as result of greater collection efforts.

Gross Debt, which includes interest booked and the principal, closed June 2009 at R$ 1,657.3 million, 7.9% up on March 2009. This decrease is mainly due to the appreciation of the Brazilian Real in relation to the US Dollar, which is the index for dollar-denominated debt, Banco Inbursa and perpetual bonds.

The Company continues to allocate investments (Capex) to acquiring subscribers, payment for installation personnel as well as for equipment and the necessary adjustments to the infrastructure to sustain subscriber growth.

In 1H09, Capex stood at R$ 464.7 million, due mainly to the acquisition of more node breaking equipment and the Real’s depreciation, which increased the cost of imported equipment, 75% of it being variable costs that are mainly incurred for residential installation expenses and node breakings. Maintenance and discretionary project Capex, which represented 25% of total investments, was mainly spent on improving the general infrastructure.

The Company closed 1H09 with Net Income of R$ 211.3 million, versus R$ 62.1 million in 1H08, mainly due to the foreign exchange gains on the dollar-denominated debt.

20.01 OTHER INFORMATION THAT THE COMPANY DEEMS RELEVANT

OTHER RELEVANT INFORMATIONS

According to the Company’s by-laws, any disputes and controversies arising from or related to these by-laws, Level 2 Regulation, the provisions of Law No. 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by BOVESPA (Promissory Clause).

NET SERVIÇOS DE COMUNICAÇÃO S.A.
SHARE OWNERSHIP ON 06/30/2009

ALL HOLDINGS OWNING MORE THAN 5% OF EACH TYPE AND CLASS OF SHARE CAPITAL INCLUDING INDIVIDUAL OWNERS

SHAREHOLDER	ON	%	PN	%	ON+PN	%
GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	58,374,440	51.0%	0	0	58,374,440	17.0%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	2,398,841	2.1%	1,888,314	0.8%	4,287,155	1.3%
DISTEL HOLDING S.A.	9,457,106	8.3%	0	0	9,457,106	2.8%
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.	2,580,655	2.2%	17,136,798	7.5%	19,717,453	5.7%
EMBRATEL PARTICIPAÇÕES S.A.	40,928,400	35.8%	12,242,351	5.4%	53,170,751	15.5%
BNDESPAR	0	0.0%	1,185,934	0.5%	1,185,934	0.3%
OTHER SHAREHOLDERS	720,243	0.6%	196,050,519	85.8%	196,770,762	57.4%
TOTAL SHARES	114,459,685	100.0%	228,503,916	100.0%	342,963,601	100.0%

ON AND PN AS % OF TOTAL	33.4%		66.6%		100.0%

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 06/30/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%
DISTEL HOLDING S.A.	73,892,918	26.2	0	0	73,892,918	8.7
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	70,093,585	24.8	0	0	70,093,585	8.3
EMBRATEL PARTICIPAÇÕES S.A.	138,339,969	49.0	564,652,944	100.0	702,992,913	83.0

TOTAL SHARES	282,326,472	100.0	564,652,944	100.0	846,979,416	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

DISTEL HOLDING S.A.
SHARE OWNERSHIP ON 06/30/2009

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	129,046,292	100.0
OTHER SHAREHOLDERS	6	0.0

TOTAL	129,046,298	100.0

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 06/30/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%
CARDEIROS PARTICIPAÇÕES S.A.	333,335	100.0	666,665	100.0	1,000,000	100.0
TOTAL SHARES	333,335	100.0	666,665	100.0	1,000,000	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

CARDEIROS PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 06/30/2009

SHAREHOLDER	Class A holdings	%	Class B holdings	%	Number shares	%
RIM 1947 Participações S.A.	146,911	33.34	292,941	33.34	439,852	33.34
JRM 1953 Participações S.A.	146,910	33.33	292,941	33.33	439,851	33.33
ZRM 1955 Participações S.A.	146,910	33.33	292,941	33.33	439,851	33.33

TOTAL	440,731	100.00	878,823	100.00	1,319,554	100.00

RIM 1947 Participações S.A.
SHARE OWNERSHIP ON 06/30/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%
Roberto Irineu Marinho	525,000	100.0	524,993	100.0	1,049,993	100.0
OTHER SHAREHOLDERS			7	0.0	7	0.0
TOTAL	525,000	100.0	525,000	100.0	1,050,000	100.0

JRM 1953 Participações S.A.
SHARE OWNERSHIP ON 06/30/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOÃO ROBERTO MARINHO	350,700	100.0	699,295	100.0	1,049,995	100.0
OTHER SHAREHOLDERS			5	0.0	5	0.0
TOTAL	350,700	100.0	699,300	100.0	1,050,000	100.0

ZRM 1955 Participações S.A.
SHARE OWNERSHIP ON 06/30/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOSÉ ROBERTO MARINHO	525,000	100.0	524,992	100.0	1,049,992	100.0
OTHER SHAREHOLDERS			8	0.0	8	0.0
TOTAL	525,000	100.0	525,000	100.0	1,050,000	100.0

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.
SHARE OWNERSHIP ON 06/30/2009

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
EMBRATEL PARTICIPAÇÕES S.A.	7,209,719,307	99.2
OTHER SHAREHOLDERS	58,019,237	0.8

TOTAL SHARES	7,267,738,544	100.0

EMBRATEL PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 06/30/2009

HAREHOLDER	ON	%	PN	%	ON+PN	%
TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.	289,164,570,209	54.6	478,993,344,501	97.3	768,157,914,710	75.2
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	230,519,495,274	43.5	3,083,300,245	0.6	233,602,795,519	22.8
AÇÕES EM TESOURARIA	0	0	0	0	0	0
OTHER SHAREHOLDERS	10,087,344,971	1.9	10,271,300,881	2.1	20,358,645,852	2.0

TOTAL SHARES	529,771,410,454	100.0	492,347,945,627	100.0	1,022,119,356,081	100.0

ON AND PN AS % OF TOTAL	51.8%		48.2%		100%

CONTROLADORA DE SERV. TELEC. S.A. DE C.V.
SHARE OWNERSHIP ON 06/30/2009

FOREIGN OWNED COMPANY

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.
SHARE OWNERSHIP ON 06/30/2009

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A. DE C.V	3,106,244,424	100.0

TOTAL SHARES	3,106,244,424	100.0

QUANTITY OF SHARES IN CIRCULATION AND THEIR % IN RELATION TO TOTAL
SHARES ISSUED

TOTAL SHARES ISSUED (ON + PN)	197,929,070
SHARES IN CIRCULATION (ON)	720,221
SHARES IN CIRCULATION (PN)	197,208,849
% OF SHARES IN CIRCULATION IN RELATION TO TOTAL ISSUED ON 06/30/2009	57.71%

COMPANY SHARES OWNED BY BLOCK CONTROLLING, OFFICERS AND
DIRECTOR ON 06/30/2009

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	113,739,442 31,267,463 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	22 27,604 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	0 0 0

COMPANY SHARES OWNED BY BLOCK CONTROLLING, OFFICERS AND
DIRECTOR ON 06/30/2008

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	112,331,488 29,977,065 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	22 26,104 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	0 0 0

21.01 REPORT OF THE SPECIAL REVIEW – WITHOUT EXCEPTION

Independent Auditors Report

1.
We have reviewed the condensed consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of June 30, 2009, the related condensed consolidated statements of income for the three-month and six-month periods ended June 30, 2009 and the condensed consolidated statements of changes in stockholders’ equity, comprehensive income, cash flows, footnotes and the performance report. These financial statements are the responsibility of the Company’s management.

2.
Our review was conducted in accordance with specific rules issued by Brazil's Independent Auditors Institute (Instituto dos Auditores Independentes do Brasil, or IBRACON), together with the Federal Accounting Council (Conselho Federal de Contabilidade, or CFC), and consisted mainly of : (a) addressing questions to and discussing with the officers responsible accounting, financial and operating activities of the Company and its subsidiaries in relation to the main criteria used to compile Quarterly Information and (b) reviewing data and subsequent events that have had a material effect on the financial position and the operations of the Company and its subsidiaries, or that may have such an effect.

3.
Based on our review, we are not aware of any material alterations to the quarterly reporting data, referred to in paragraph 1, required to ensure their being consistent with the accounting practices adopted in Brazil and with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the elaboration of the Quarterly Information.

4.
As described in Note 2, due to the altered accounting practices adopted in Brazil during 2008, financial earnings, changes in shareholders’ equity, and cash flows for the quarter ended on June 30, 2008, provided for comparison purposes, were adjusted and are being resubmitted as required by NPC 12 – Accounting Practices, Alterations to Accounting Estimates and Correction of Errors, approved by CVM Deliberation 12. 506/06.

5.
Accounting practices used in Brazil and rules issued by the Securities and Exchange Commission (CVM) applicable to quarterly reporting data differ in certain significant aspects from generally accepted accounting principles in the United States of America. The nature and effects of these differences are described in Note 2 to the Quarterly Information.

São Paulo, Brazil, July 21, 2009.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

B. Alfredo Baddini Blanc
Contador CRC-1SP126402/O-8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.